ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value (000's)	Owner's Book Value (000's)	Business Type

Great Plains Energy Incorporated					Holding company
Investment in unsecured debt (Note 9)	n/a	n/a	$31,139	$31,139

Innovative Energy Consultants Inc. (Note 1)	1	100%	$15,702	$15,702	Intermediate holding company; Rule 58 energy-related

Great Plains Energy Services Incorporated (Note 10)	1	100%	$(1,874)	$(1,874)	Services company

Great Plains Power Incorporated (Note 1)	1	100%	$(1,737)	$(1,737)	Power generation development
Investment in unsecured debt (Note 9)	n/a	n/a	$28	$28

Kansas City Power & Light Company	1	100%	$855,558	$855,558	Electric public utility
Investment in unsecured debt (Note 9)	n/a	n/a	$11,258	$11,258

Kansas City Power & Light Receivables Company	1,000	100%	$1,809	$1,809	Financing subsidiary

KCPL Financing I (Trust)	(Note 3)	(Note 3)	$4,640	$4,640	Financing subsidiary

KCPL Financing II (Trust)*	(Note 3)	(Note 3)	$-	$-	Financing subsidiary

KCPL Financing III (Trust)*	(Note 3)	(Note 3)	$-	$-	Financing subsidiary

Wolf Creek Nuclear Operating Corporation (Note 2)	47	47%	$0.1	$0.047	Nuclear operation & management; Rule 58 energy-related

Home Service Solutions Inc.	46,902,140	100%	$6,048	$6,048	Intermediate holding company; Rule 58 energy-related
Investment in unsecured debt (Note 9)	n/a	n/a	$2,885	$2,885

Worry Free Service, Inc.	9,500,000	100%	$7,897	$7,897	Rule 58 energy-related

KLT Inc.	150,000	100%	$190,662	$190,662	Intermediate holding company
Investment in unsecured debt (Note 9)	n/a	n/a	$148,193	$148,193

KLT Investments Inc. (Note 1)	23,468	100%	$90,183	$90,183	Intermediate holding company

KLT Investments II Inc. (Note 1)	9,885	100%	$10,630	$10,630	Intermediate holding company
Investment in unsecured debt (Note 9)	n/a	n/a	$8,523	$8,523

KLT Energy Services Inc. (Note 1)	37,645	100%	$118,120	$118,120	Intermediate holding company; Rule 58 energy-related
Investment in unsecured debt (Note 9)	n/a	n/a	$42,451	$42,451

Custom Energy Holdings, L.L.C. (Note 4)	(Note 4)	(Note 4)	(Note 4)	(Note 4)	Intermediate holding company; Rule 58 energy-related

Strategic Energy, L.L.C. (Note 4)	(Note 4)	(Note 4)	$78,866	$78,866	Rule 58 energy-related

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value (000's)	Owner's Book Value (000's)	Business Type

KLT Gas Inc. (Note 1)	61,038	100%	$25,964	$25,964	Intermediate holding company; Gas exploration, development and production
Investment in unsecured debt (Note 9)	n/a	n/a	$15,401	$15,401

Apache Canyon Gas, L.L.C. (Note 5)	uncertificated	100%	$(11,358)	$(11,358)	Gas exploration, development and production

FAR Gas Acquisitions Corporation	755	100%	$16,526	$16,526	Intermediate holding company

Forest City, LLC (Note 5)*	uncertificated	100%	$(351)	$(351)	Gas exploration, development and production

Forest City Gathering, LLC * (Note 6)	uncertificated	88%	$-	$-	Inactive

KLT Gas Operating Company (Note 1)	1	100%	$2,383	$2,383	Natural gas gathering system

Patrick KLT Gas, LLC * (Note 7)	uncertificated	50%	$-	$-	Inactive

KLT Telecom Inc. (Note 1)	62,415	100%	$(130,780)	$(130,780)	Intermediate holding company; Exempt telecommunications

Advanced Measurement Solutions, Inc. *	200	100%	$-	$-	Inactive

Copier Solutions, LLC * (Note 8)	uncertificated	100%	$-	$-	Inactive

Municipal Solutions, L.L.C. * (Note 8)	uncertificated	100%	$-	$-	Inactive

Telemetry Solutions, L.L.C. * (Note 8)	uncertificated	100%	$-	$-	Inactive

Inactive companies at December 31, 2003 are denoted by an asterisk " * ".

Note 1: Statutory close corporation with no board of directors.

Note 2: Wolf Creek Nuclear Operating Corporation had three classes of shares (A, B and C) outstanding at December 31, 2003, of which, Kansas City Power & Light Company is a class B shareholder. Each shareholder class selects its Director. The A, B and C Directors jointly select the fourth Director by unanimous vote. The class B Director has 47 votes of 101 total director votes.

Note 3: In 1996, Kansas City Power & Light Company ("KCP&L") established KCPL Financing I, a trust that sold $150 million of trust originated preferred securities that represented preferred beneficial interests and 97% beneficial ownership in the assets held by the trust. In exchange, funds realized from the sale of the trust originated preferred securities and $4.6 million of common securities that represented the remaining 3% beneficial ownership in the assets held by the trust, KCP&L issued to the trust $154.6 million of its 8.3% junior subordinated deferrable interest debentures, due 2037. These debentures constitute all of the trust's assets.

KCP&L also established in 1996 KCPL Financing II and KCPL Financing III for the purpose of issuing trust originated trust preferred securities at future times. These two trusts have not issued trust preferred securities and are inactive.

Note 4: Custom Energy Holdings, L.L.C. ("CE") has one subsidiary; Strategic Energy, L.L.C. ("SEL"). The voting and economic interests in those two entities are represented by four series of interests issued by CE. KLT Energy Services Inc. ("KLTES") and Innovative Energy Consultants, Inc. ("IEC") hold approximately 61% and 7.4%, respectively, of the voting and economic interests attributable to CE alone, and each is entitled to appoint one of three CE management committee representatives. CE voting and economic interests have no book value. Each CE management committee representative has one vote. KLTES and IEC hold 82.75% and 5.8%, respectively, of the economic and voting interests in SEL, and are entitled to appoint three out of four SEL management committee representatives. The representatives of KLTES and IEC to the SEL management committee have 88.55% of the management committee vote. The book value of Strategic Energy, L.L.C. (issuer) is $78.9 million, with a division of owner's book value between KLTES and IEC of $65.2 million and $4.6 million, respectively.

Note 5: Member-managed company, with percentage of interest owned shown.

Note 6: Percentage of membership interest owned is shown. The company is a manager-managed company; manager cannot be replaced except under certain circumstances. KLT Gas Inc. is the current manager.

Note 7: Percentage of membership interest owned is shown. KLT Gas Inc. representatives to the management committee hold 50% of the management committee vote.

Note 8: Percentage of membership interest owned is shown.

Note 9: Investment in unsecured debt

Note 10: Great Plains Energy Services Incorporated, incorporated April 1, 2003, as a Missouri statutory close corporation, is a subsidiary service company under Section 13 of the Public Utility Holding Company Act of 1935, as amended providing services to Great Plains Energy and certain of its subsidiaries.

Name of Issuer	Interest Rate at 12/31/03	Maturity Date	Principal Amount Owed (000's)	Issuer Book Value (000's)	Owner Book Value (000's)

Great Plains Energy Incorporated (owner)
Great Plains Power Incorporated	2.27%	Demand open account	$1,345	$1,427	$1,427
KLT Inc.	2.27%	Promissory note - March 5, 2005	2,833	6,352	6,352
Home Service Solutions Inc.	6.38%	Promissory note - March 5, 2004	21,983	22,365	22,365
Innovative Energy Consultants Inc.	6.71%	Demand open account	687	687	687
Great Plains Energy Services Incorporated	6.71%	Demand open account	308	308	308

			$27,156	$31,139	$31,139

Great Plains Power Incorporated (owner)
Home Service Solutions Inc.	- %	Receivable	$26	$26	$26
Worry Free Service, Inc.	- %	Receivable	2	2	2

			$28	$28	$28

Kansas City Power & Light Company (owner)
Great Plains Power Incorporated	- %	Receivable	$1,869	$1,869	$1,869
Home Service Solutions Inc.	7.74%	Demand open account	(Note 11)	2,868	2,868
Worry Free Service, Inc.	7.74%	Demand open account	(Note 11)	2,168	2,168
KLT Inc.	- %	Receivable	4,353	4,353	4,353

				$11,258	$11,258

Name of Issuer	Interest Rate at 12/31/03	Maturity Date	Principal Amount Owed (000's)	Issuer Book Value (000's)	Owner Book Value (000's)

Home Service Solutions Inc. (owner)
Worry Free Service, Inc.	7.74%	Demand open account	(Note 11)	$2,885	$2,885

				$2,885	$2,885

KLT Inc. (owner)
KLT Gas Inc.	8.25%	Demand open account	(Note 11)	$13,283	$13,283
KLT Telecom Inc.	8.25%	Demand open account	(Note 11)	134,743	134,743

				$148,026	$148,026

KLT Investments (owner)
KLT Inc.	8.25%	Demand open account	(Note 11)	$9,310	$9,310

				$9,310	$9,310

KLT Investments II Inc. (owner)
KLT Inc.	8.25%	Demand open account	(Note 11)	$8,523	$8,523

KLT Energy Services Inc. (owner)
KLT Inc.	8.25%	Demand open account	(Note 11)	$42,388	$42,388
KLT Telecom Inc.	8.25%	Demand open account	(Note 11)	34	34
Custom Energy Holdings, L.L.C.	- %	Receivable	(Note 11)	29	29

				$42,451	$42,451

KLT Gas Inc. (owner)
Apache Canyon Gas, L.L.C.	8.25%	Demand open account	(Note 11)	$11,369	$11,369
KLT Gas Operating Company	8.25%	Demand open account	(Note 11)	341	341
Forest City, LLC	8.25%	Demand open account	(Note 11)	3,691	3,691

				$15,401	$15,401

Note 11: Principal amount not readily available. Interest and principal are accumulated together in issuer and owner book value.

Non-corporate subsidiaries at December 31, 2003:

Name of subsidiary	Form of organization	Equity investment

Custom Energy Holdings, L.L.C.	Limited Liability Company	Reported above
Strategic Energy, L.L.C.	Limited Liability Company	Reported above
Apache Canyon Gas, L.L.C.	Limited Liability Company	Reported above
Forest City, LLC	Limited Liability Company	Reported above
Forest City Gathering, LLC	Limited Liability Company	Reported above
Patrick KLT Gas, LLC	Limited Liability Company	Reported above
Copier Solutions, LLC	Limited Liability Company	Reported above
Municipal Solutions, L.L.C.	Limited Liability Company	Reported above
Telemetry Solutions, L.L.C.	Limited Liability Company	Reported above
KCPL Financing I (Trust)	Delaware Business Trust	Reported above
KCPL Financing II (Trust)	Delaware Business Trust	Reported above
KCPL Financing III (Trust)	Delaware Business Trust	Reported above

Subsidiaries added during 2003:

Great Plains Energy Services Incorporated

Great Plains Energy Services Incorporated, incorporated April 1, 2003, as a Missouri statutory close corporation, is a subsidiary service company under Section 13 of the Public Utility Holding Company Act of 1935, as amended, providing services to Great Plains Energy and certain of its subsidiaries.

Changes in the status of existing subsidiaries during 2003:

R.S. Andrews Enterprises, Inc. and subsidiaries

Home Service Solutions Inc. disposed of its investment in R.S. Andrews Enterprises, Inc., as of June 30, 2003.

Echannel Inc.

This corporation was reported as a subsidiary in the 2002 U5S. Subsequently, it was determined that the corporation's charter was revoked as of March 1, 2002.

Custom Energy, L.L.C.

KLT Energy Services Inc. sold its equity interest in this company as of August 14, 2003.

Globalutiliytexchange.com, L.L.C.

This company was dissolved as of March 28, 2003.

DTI Holdings Inc., Digital Teleport, Inc. and Digital Teleport of Virginia, Inc.

The stock of these Exempt Telecommunications Companies was cancelled and extinguished pursuant to the terms of a joint reorganization plan, which became effective on June 24, 2003.

Subsidiaries of more than one System company at December 31, 2003:

Custom Energy Holdings, L.L.C. is a subsidiary of KLT Energy Services Inc. and Innovative Energy Consultants, Inc. Strategic Energy, L.L.C. is a subsidiary of KLT Energy Services Inc. and an affiliate of Innovative Energy Consultants, Inc.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

During 2003, there were no acquisitions of utility assets by System companies involving consideration of more than $1 million, nor were any transactions concerning acquisitions of utility assets reported in a certificate filed pursuant to Rule 24.

In 2003, KCP&L sold a parcel of land at its distribution operations service center site located in Overland Park, Kansas, to the City of Overland Park for $3.5 million, and the City's undertaking to demolish the improvements on the site, grade the site and assist in rezoning the site. The parcel of land sold to the City will be used for street right of way purposes. The transaction is exempt under Rule 43(b).

Kansas City Power & Light Company entered into a certain Amended and Restated Lease dated as of October 12, 2001 with Wells Fargo Bank Northwest, N.A., relating to five combustion turbines, as authorized by the commission (HCAR 27436). There are no rental payments under the lease until 2004. The lease expiration date is October 2006.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

None, except as reported in certificates filed pursuant to Rule 24 and Form U-6B-2 for the year 2003. The following is a list of Forms U-6B-2 filed by System companies during 2003:

Certificate is filed by:	Date Filed:

Kansas City Power & Light Company	September 2
Innovative Energy Consultants, Inc.	January 9, November 26
KLT Inc.	March 19, May 29, August 7, August 28, November 26
Great Plains Power Incorporated	April 8, August 28, November 26
Strategic Energy, L.L.C.	March 20, April 2, June 12
Custom Energy/M&E Sales, L.L.C.	March 19, May 29
Custom Energy Holdings, L.L.C.	August 28
KLT Telecom Inc.	March 19, May 29, August 28, November 26
KLT Gas Inc.	March 19, May 29, June 23, August 28, November 26
KLT Gas Operating Company	May 29, August 28, November 26
Far Gas Acquisitions Corporation	March 19, May 29, August 28, November 26
Apache Canyon Gas, LLC	March 19, May 29, August 28, November 26
Forest City, LLC	March 19, May 29, August 28, November 26
KLT Investments Inc.	March 19, May 29, November 26
KLT Investments II Inc.	March 19
Home Service Solutions Inc.	January 13, March 19, May 29, August 28, November 26
Worry Free Service, Inc.	March 19, May 29, August 28, November 26
R.S. Andrews Enterprises, Inc.	January 2, March 19, March 20, May 9, August 28
R.S. Andrews Services, Inc.	March 19, May 29, August 28
R.S. Andrews Enterprises of Columbus, Inc.	March 19, May 29, August 28
R.S. Andrews Enterprises of Kansas, Inc.	March 19, May 29, August 28
RSA Services Termite and Pest Control, Inc.	March 19, August 28
R.S. Andrews of Chattanooga, Inc.	March 19, May 29, August 28
R.S. Andrews of Tidewater, Inc.	March 19, May 29, August 28
R.S. Andrews of Fairfax, Inc.	March 19, May 29, August 28
R.S. Andrews of South Carolina, Inc.	March 19, May 29, August 28
R.S. Andrews of Charleston, Inc.	March 19, May 29, August 28
R.S. Andrews Enterprises of Dallas, Inc.	March 19, May 29, August 28
R.S. Andrews of Stuart II, Inc.	March 19, May 29, August 28
R.S. Andrews of Maryland, Inc.	January 2, March 19, May 29, August 28
R.S. Andrews of Wilmington, Inc.	March 19, May 29, August 28

ITEM 4. ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES

The following securities were acquired, redeemed, or retired during 2003:

Kansas City Power & Light Company

On January 13, 2003, Kansas City Power & Light Company called prior to maturity, with consideration of $30 million, Series D medium term notes (exempt under Rule 42).

On January 13, 2003, Kansas City Power & Light Company called prior to maturity, with consideration of $44 million, Series C medium term notes (exempt under Rule 42).

On January 27, 2003, Kansas City Power & Light Company called prior to maturity, with consideration of $1 million, Series C medium term notes (exempt under Rule 42).

On January 28, 2003, Kansas City Power & Light Company called prior to maturity, with consideration of $4 million, Series C medium term notes (exempt under Rule 42).

On January 29, 2003, Kansas City Power & Light Company called prior to maturity, with consideration of $1 million, Series C medium term notes (exempt under Rule 42).

On February 1 2003, Kansas City Power & Light Company called prior to maturity, with consideration of $19.1 million, Series C medium term notes (exempt under Rule 42).

On February 3 2003, Kansas City Power & Light Company called prior to maturity, with consideration of $1 million, Series C medium term notes (exempt under Rule 42).

On February 5 2003, Kansas City Power & Light Company called prior to maturity, with consideration of $2 million, Series C medium term notes (exempt under Rule 42).

On February 9 2003, Kansas City Power & Light Company called prior to maturity, with consideration of $1.9 million, Series C medium term notes (exempt under Rule 42).

On April 21, 2003, Kansas City Power & Light Company redeemed at maturity, with consideration of $10 million, Series D medium term notes (exempt under Rule 42).

On May 1, 2003, Kansas City Power & Light Company redeemed at maturity, with consideration of $10 million, Series D medium term notes (exempt under Rule 42).

Custom Energy, L.L.C.

On August 14, 2003, Custom Energy, L.L.C. purchased 600,000 Preferred Units from KLT Energy Services Inc. with consideration of $600,000 in the form of a promissory note. The note was renewed and subsequently paid in December 2003 (exempt under Rules 58 and 46(b)).

DTI Holdings, Inc, Digital Teleport, Inc. and Digital Teleport of Virginia, Inc.

The stock of these Except Telecommunications Companies was cancelled and extinguished pursuant to the terms of a joint reorganization plan, which became effective on June 24, 2003 (exempt under Section 34).

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

1.    Aggregate investments in persons operating in the retail service area at December 31, 2003.

None.

2.    For securities not included in 1. above, provide the following information for investments in securities of nonsystem companies at December 31, 2003:

Investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant as of December 31, 2003:
Issuing Company	Type of Security	Shares or Units	Owner's Book Value (thousands)

None

All other investments of the registrant and of each subsidiary thereof in the securities of any other nonsystem company as of December 31, 2003:
Issuing Company	Type of Security	Shares or Units		Owner's Book Value (thousands)

Kansas City Power & Light Company
Kansas City Power & Light Company Wolf Creek Decommissioning Trust	Trustor of Trust	Note 1		Note 1
PowerTree Carbon Company, LLC (Note 8)	Limited Partnership Interest	1.53%	$	Note 9

KLT Investments Inc. (owner) (Note 2)
Related Corporate Partners III, L.P. - Series 1 and 2	Limited Partnership Interest	9.90%		$6,869
Lend Lease Institutional Tax Credits VII	Limited Partnership Interest	9.90%		$2,822
Lend Lease Institutional Tax Credits IV	Limited Partnership Interest	9.80%		$2,329
National Corporate Tax Credit Fund III	Limited Partnership Interest	18.36%		$4,478
Columbia Housing Partners Corporate Tax Credit III Limited Partnership	Limited Partnership Interest	11.47%		$4,699
Columbia Housing Partners Corporate Tax Credit IV Limited Partnership	Limited Partnership Interest	6.60%		$1,529
Corporations for Affordable Housing, L.P.	Limited Partnership Interest	9.90%		$3,312
Corporations for Affordable Housing II, L.P.	Limited Partnership Interest	9.90%		$2,126
USA Metropolitan Tax Credit Fund II, L.P.	Limited Partnership Interest	13.20%		$3,145
Missouri Affordable Housing Fund VII, L.P.	Limited Partnership Interest	85.19%		$2,745
National Equity Fund 1992, L.P.	Limited Partnership Interest	0.98%		$157
National Equity Fund 1993, L.P.	Limited Partnership Interest	0.66%		$243
National Equity Fund 1994, L.P.	Limited Partnership Interest	0.66%		$337
National Equity Fund 1995, L.P.	Limited Partnership Interest	2.42%		$1,174
McDonald Corporate Tax Credit Fund 1994	Limited Partnership Interest	9.17%		$2,695
Missouri Affordable Housing Fund VI, L.P.	Limited Partnership Interest	99.00%		$2,293
Gateway Institutional Tax Credit Fund	Limited Partnership Interest	15.84%		$2,272
Provident Tax Credit Fund II, L.P.	Limited Partnership Interest	12.6%		$2,016
Missouri Affordable Housing Fund IX, L.P.	Limited Partnership Interest	33.14%		$2,098
WNC Institutional Tax Credit Fund II, L.P.	Limited Partnership Interest	24.75%		$1,854
NHT III Tax Credit Fund L.P.	Limited Partnership Interest	24.98%		$1,245
Lend Lease Missouri Tax Credit Fund I, LLC	Limited Liability Company Interest	99.99%		$796
Dominium Institutional Fund	Limited Partnership Interest	6.00%		$431
Missouri Affordable Housing Fund V, L.P.	Limited Partnership Interest	83.55%		$373
Aurora Family Apartments, L.P.	Limited Partnership Interest	0.01%		$206
Housing Missouri Equity Fund 1994, L.L.C.	Limited Liability Company Interest	23.53%		$119
Boston Capital Corporate Tax Credit Fund I, L.P.	Limited Partnership Interest	0.99%		$282

Far Gas Acquisitions Corporation (owner) (Note 3)
GNR San Juan Limited Partnership	Limited Partnership Interest	99%		$430
GNR San Juan II Limited Partnership (Note 7)	Limited Partnership Interest	99%		$-
Miller Shale Limited Partnership (Note 7)	Limited Partnership Interest	99%		$-
Blue Spruce Limited Partnership (Note 7)	Limited Partnership Interest	99%		$-

KLT Investments II Inc. (owner) (Note 4)
KCEP I, L.P.	Limited Partnership Interest	1.3%		$820
EnviroTech Investment Fund I Limited Partnership	Limited Partnership Interest	6.36%		$1,516

KLT Energy Services Inc. (owner)
Bracknell Corporation (Note 5)	Common stock	1,133,165		$-

KLT Telecom Inc. (owner)
Signal Sites Incorporated (Note 6)	Participation in promissory note	n/a		$-

Note 1: A description of the Kansas City Power & Light Wolf Creek Decommissioning Trust is contained in Note 1 to the consolidated financial statements of Great Plains Energy Incorporated and Kansas City Power & Light Company included in their combined Annual Report on Form 10-K for the year ended December 31, 2003, (File No's. 03-33207 and 1-707), which is incorporated herein by reference.

Note 2: Nature of business of investments held by KLT Investments Inc. - limited partnership investments in affordable housing partnerships throughout the United States and Puerto Rico.

Note 3: Nature of business of investments held by Far Gas Acquisitions Corporation - limited partnership investments in natural gas producing partnerships that are structured to generate alternative fuel tax credits.

Note 4: Nature of business of investments held by KLT Investments II Inc. - passive investments in venture capital funds.

Note 5: Nature of business of Bracknell Corporation - provided infrastructure services for networks, systems, production facilities and equipment of companies across North America. In November 2001, Bracknell common stock ceased trading at a last sale price of $0.13 per share. As a result, during 2001, KLT Energy Services Inc. wrote off its investment in Bracknell. It is believed that Bracknell has ceased doing business.

Note 6: Nature of business of Signal Sites Incorporated - Rooftop management agreements with building owners under which Signal Sites may lease or otherwise provide access to wireless service providers for their antennas and other equipment. Signal Sites is an Exempt Telecommunications Company.

Note 7: These limited partnerships were written off as of 12/31/02 and have zero book value.

Note 8: Nature of business of PowerTree Carbon Company, LLC - funding forestation projects. Investment in the company was authorized by the Commission in File No.70-10146 (HCAR 27752).

Note 9: A payment of $10,000 to International Utility Efficiency Partnerships for membership dues for Power Partnerships/IPP Initiatives, which was expensed, was subsequently applied towards the capital contribution commitment to PowerTree Carbon Company, LLC.

KLT Gas Inc. and Forest City, LLC hold working and revenue interests in oil, mineral and gas leases in their normal course of business. Neither of these system companies held any royalty interests at the end of 2003. The following is a summary of these interests at December 31, 2003:
Company	Interest Type	Gross Acreage	Net Acreage	State	Acquired From	Owner's Book Value (thousands)

KLT Gas Inc.	Lease	82,131	77,613	Colorado	Primarily federal and state	$4,432
KLT Gas Inc.	Lease	66,991	42,122	Wyoming	Private, federal and state	4,416
KLT Gas Inc.	Lease	909	419	Texas	Private	118

		150,031	120,154			$8,966

Forest City, LLC	Lease	29,425	29,286	Nebraska	Private	$968
Forest City, LLC	Lease	104,126	95,988	Kansas	Private	3,078

		133,551	125,274			$4,046

ITEM 6. OFFICERS AND DIRECTORS

Part I: Name, address and position of system company officers and directors at December 31, 2003.
NAME	ADDRESS	POSITION

GREAT PLAINS ENERGY INCORPORATED

Dr. David L. Bodde	Kansas City, MO	D
Michael J. Chesser	Kansas City, MO	CM&CEO
William H. Downey	Kansas City, MO	D,P&COO
Mark A. Ernst	Kansas City, MO	D
Randall C. Ferguson, Jr.	Kansas City, MO	D
William K. Hall	Skokie, IL	D
Luis A. Jimenez	Stamford, CT	D
James A. Mitchell	Longboat Key, FL	D
William C. Nelson	Kansas City, MO	D
Dr. Linda H. Talbott	Kansas City, MO	D
Robert H. West	Kansas City, MO	D
Andrea F. Bielsker	Kansas City, MO	SVP,CFO&T
Jeanie S. Latz	Kansas City, MO	EVP&S
Brenda Nolte	Kansas City, MO	VP
William G. Riggins	Kansas City, MO	GC
Andrew B. Stroud, Jr.	Kansas City, MO	VP
Lori A. Wright	Kansas City, MO	C
Michael W. Cline	Kansas City, MO	AT
Mark G. English	Kansas City, MO	AS

INNOVATIVE ENERGY CONSULTANTS INC.

Michael J. Chesser	Kansas City, MO	P
Mark G. English	Kansas City, MO	S

Note: Statutory close corporation with no board of directors.

GREAT PLAINS POWER INCORPORATED

John J. DeStefano	Kansas City, MO	P
Jeanie S. Latz	Kansas City, MO	S

Note: Statutory close corporation with no board of directors.

KANSAS CITY POWER & LIGHT COMPANY

Dr. David L. Bodde	Kansas City, MO	D
Michael J. Chesser	Kansas City, MO	D
William H. Downey	Kansas City, MO	P&CEO
Mark A. Ernst	Kansas City, MO	D
Randall C. Ferguson, Jr.	Kansas City, MO	D
William K. Hall	Skokie, IL	D
Luis A. Jimenez	Stamford, CT	D
James A. Mitchell	Longboat Key, FL	D

NAME	ADDRESS	POSITION

William C. Nelson	Kansas City, MO	D
Dr. Linda H. Talbott	Kansas City, MO	D
Robert H. West	Kansas City, MO	D
Andrea F. Bielsker	Kansas City, MO	SVP,CFO&T
Stephen T. Easley	Kansas City, MO	VP
William P. Herdegen III	Kansas City, MO	VP
Jeanie S. Latz	Kansas City, MO	S
Nancy J. Moore	Kansas City, MO	VP
Richard Spring	Kansas City, MO	VP
Lori A. Wright	Kansas City, MO	C
Michael W. Cline	Kansas City, MO	AT
Mark G. English	Kansas City, MO	AS

KANSAS CITY POWER & LIGHT RECEIVABLES COMPANY

Andrea F. Bielsker	Kansas City, MO	D&P
Dean A. Christiansen	New York, NY	D
Jeanie S. Latz	Kansas City, MO	D
Jacquetta L. Hartman	Kansas City, MO	S&T

WOLF CREEK NUCLEAR OPERATING CORPORATION

Michael J. Chesser	Kansas City, MO	D
James S. Haines	Burlington, KS	D
Mark Larson	Burlington, KS	C&T
Britt McKinney	Burlington, KS	VP
Rick Muench	Burlington, KS	D,P&CEO
Stephen E. Parr	Burlington, KS	D
Warren Wood	Burlington, KS	GC&S

HOME SERVICE SOLUTIONS INC.

John J. DeStefano	Kansas City, MO	P&D
William H. Downey	Kansas City, MO	D
Jacquetta L. Hartman	Kansas City, MO	S&T
Jeanie S. Latz	Kansas City, MO	D

WORRY FREE SERVICE, INC.

Michael W. Cline	Kansas City, MO	D
John J. DeStefano	Kansas City, MO	P&D
Patrice S. Tribble	Kansas City, MO	VP&D
Jacquetta L. Hartman	Kansas City, MO	S&T

KLT INC.

Dr. David L. Bodde	Kansas City, MO	D
Michael J. Chesser	Kansas City, MO	CM
William H. Downey	Kansas City, MO	D
Mark A. Ernst	Kansas City, MO	D

NAME	ADDRESS	POSITION

Randall C. Ferguson, Jr.	Kansas City, MO	D
William K. Hall	Skokie, IL	D
David Haydon	Kansas City, MO	P
Luis A. Jimenez	Stamford, CT	D
Jeanie S. Latz	Kansas City, MO	S
James A. Mitchell	Longboat Key, FL	D
William C. Nelson	Kansas City, MO	D
Dr. Linda H. Talbott	Kansas City, MO	D
Robert H. West	Kansas City, MO	D

KLT INVESTMENTS INC.

James Gilligan	Kansas City, MO	P
John Grossi	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	S

Note: Statutory close corporation with no board of directors.

KLT INVESTMENTS II INC.

John Grossi	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	P
Mark Schroeder	Kansas City, MO	S

Note: Statutory close corporation with no board of directors.

KLT ENERGY SERVICES INC.
John Grossi	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	P
Mark Schroeder	Kansas City, MO	VP&S

Note: Statutory close corporation with no board of directors.

CUSTOM ENERGY HOLDINGS, L.L.C.

Andrea Bielsker	Kansas City, MO	MC
Michael J. Chesser	Kansas City, MO	MC
John Grossi	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	CM,P&CEO
Mark Schroeder	Kansas City, MO	VP&S
Richard Zomnir	Pittsburg, PA	MC

STRATEGIC ENERGY, L.L.C.

Andrea F. Bielsker	Kansas City, MO	MC
James Booritch	Pittsburg, PA	VP
Michael J. Chesser	Kansas City, MO	MC
William H. Downey	Kansas City, MO	MC

NAME	ADDRESS	POSITION

Jan Fox	Pittsburg, PA	VP&GC&S
David Haydon	Overland Park, KS	AS&MC
Trevor Lauer	Pittsburg, PA	VP
Lee McCracken	Pittsburg, PA	VP
Pat Purdy	Pittsburg, PA	COO
Terry Sebben	Pittsburg, PA	CIO&VP
Andrew Washburn	Pittsburg, PA	CFO
Richard Zomnir	Pittsburg, PA	P&CEO&MC

KLT GAS INC.

John Grossi	Kansas City, MO	T
David Haydon	Kansas City, MO	P
David Henriksen	Kansas City, MO	VP
Lynn Meibos	The Woodlands, TX	EVP
Mark Schroeder	Kansas City, MO	VP&S

Note: Statutory close corporation with no board of directors.

APACHE CANYON GAS, L.L.C.

John Grossi	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	P
Mark Schroeder	Kansas City, MO	VP&S

Note: Member-managed.

FAR GAS ACQUISITIONS CORPORATION

John Grossi	Kansas City, MO	D&T
David Haydon	Kansas City, MO	D&P
Mark Schroeder	Kansas City, MO	VP&S

FOREST CITY, LLC

John Grossi	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	M&S
Lynn Meibos	The Woodlands, TX	M

FOREST CITY GATHERING, LLC

KLT Gas Inc.	The Woodlands, TX	M

NAME	ADDRESS	POSITION

KLT GAS OPERATING COMPANY

John Grossi	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	P
Mark Schroeder	Kansas City, MO	VP&S

Note: Statutory close corporation with no board of directors.

PATRICK KLT GAS, LLC

Patrick Energy Corp.	Tulsa, OK	M

KLT TELECOM INC.

John Grossi	Kansas City, MO	CFO&T
David Haydon	Kansas City, MO	S
Mark Schroeder	Kansas City, MO	P

Note: Statutory close corporation with no board of directors.

ADVANCED MEASUREMENT SOLUTIONS, INC.

Gregg Clizer	Kansas City, MO	D
James Gilligan	Kansas City, MO	D&T
Joseph Jacobs	Kansas City, MO	D&P
Mark English	Kansas City, MO	S

COPIER SOLUTIONS, LLC

Mark English	Kansas City, MO	S
James Gilligan	Kansas City, MO	T
Joseph Jacobs	Kansas City, MO	M

MUNICIPAL SOLUTIONS, L.L.C.

Gregg Clizer	Kansas City, MO	MC
Mark English	Kansas City, MO	S
James Gilligan	Kansas City, MO	T&MC
Joseph Jacobs	Kansas City, MO	MC

TELEMETRY SOLUTIONS, L.L.C.

Gregg Clizer	Kansas City, MO	MC
Mark English	Kansas City, MO	S
James Gilligan	Kansas City, MO	MC&T
Joseph Jacobs	Kansas City, MO	MC

NAME	ADDRESS	POSITION

GREAT PLAINS ENERGY SERVICES INCORPORATED

Michael J. Chesser	Kansas City, MO	P & CEO
Andrea F. Bielsker	Kansas City, MO	SVP, CFO & T
Jeanie S. Latz	Kansas City, MO	EVP & S
Brenda Nolte	Kansas City, MO	VP
William G. Riggins	Kansas City, MO	GC
Andrew Stroud	Kansas, City, MO	C
Lori A. Wright	Kansas City, MO	C
Michael W. Cline	Kansas City, MO	AT
Mark G. English	Kansas City, MO	AS

Note: Statutory close corporation with no board of directors

NOTE: Positions are indicated above by the following symbols:
AC	--	Assistant Controller
AGC	--	Assistant General Counsel
AS	--	Assistant Secretary
AT	--	Assistant Treasurer
C	--	Controller
CEO	--	Chief Executive Officer
CFO	--	Chief Financial Officer
CIO	--	Chief Information Officer
CM	--	Chairman
COO	--	Chief Operating Officer
D	--	Director
DCS	--	Director, Customer Services
DP	--	Division President
EVP	--	Executive Vice President
GC	--	General Counsel
GM	--	General Manager
M	--	Manager
MC	--	Management Committee Member
MD	--	Managing Director
P	--	President
S	--	Secretary
SA	--	Service Agent
SVP	--	Senior Vice President
T	--	Treasurer
VP	--	Vice President
VCM	--	Vice Chairman

ITEM 6. OFFICERS AND DIRECTORS - Part II: Financial Connections - the following is a list, as of December 31, 2003, of all officers and directors of each System Company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.

Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rules

GGreat Plains Energy Incorporated
William H. Downey	Enterprise Financial Services Corporation, Kansas City, Mo	Director	Rules 70 (a), (e)

Mark A. Ernst	H&R Block Financial Advisors, Kansas City, MO	Director	Rule 70 (b)
	RSM EquiCo, Inc, Cosa Mesa, CA	Director	Rule 70 (b)

James A. Mitchell	Capella Education Company, Minneapolis, MN	Director	Rule 70(b)

Robert H. West	Commerce Bancshares, Kansas City, MO	Director	Rule 70 (a)

Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rules

Kansas City Power & Light Company
William H. Downey	Enterprise Financial Services Corporation, St. Louis, MO	Director	Rules 70 (c), (f)

Mark A. Ernst	H&R Block Financial Advisors, Kansas City, MO	Director	Rule 70 (d)
	RSM EquiCo, Inc., Costa Mesa, CA	Director	Rule 70 (d)

James A. Mitchell	Capella Education Company, Minneapolis, MN	Director	Rule 70(d)

Robert H. West	Commerce Bancshares, Kansas City, MO	Director	Rule 70 (c)

KLT Inc.
William H. Downey	Enterprise Financial Services Corporation, St. Louis, MO	Director	Rule 70 (c)

Mark A. Ernst	H&R Block Financial Advisors, Kansas City, MO	Director	Rule 70 (d)
	RSM EquiCo, Inc., Costa Mesa, CA	Director	Rule 70 (d)

James A. Mitchell	Capella Education Company, Minneapolis, MN	Director	Rule 70(d)

Robert H. West	Commerce Bancshares, Kansas City, MO	Director	Rule 70 (c)

Home Service Solutions Inc.
William H. Downey	Enterprise Financial Services Corporation, St. Louis, MO	Director	Rule 70 (c)

Strategic Energy, L.L.C.
William H. Downey	Enterprise Financial Services Corporation, St. Louis, MO	Director	Rule 70 (d)

ITEM 6. OFFICERS AND DIRECTORS - Part III.

Information disclosed in the proxy statement of Great Plains Energy Incorporated and the combined 10-K of Great Plains Energy Incorporated and Kansas City Power & Light Company regarding (i) the compensation of directors and executive officers of system companies; (ii) their interest in the securities of system companies, including options or other rights to acquire securities; (iii) their contracts and transactions with system companies; (iv) their indebtedness to system companies; (v) their participation in bonus and profit-sharing arrangements and other benefits; and (vi) their rights to indemnity is set forth below. Pursuant to the instructions to this Item, the information has been edited to eliminate repetition or duplication and to put related information together, including presenting information in a single set of tables. The information has also been edited to clarify references to system companies.

(a)  The compensation of directors and executive officers of system companies.

Director Compensation. The directors of Great Plains Energy and KCP&L receive the following compensation for serving on the Boards of Great Plains Energy and KCP&L. An annual retainer of $30,000 was paid in 2003 ($15,000 of which was used to acquire shares of Great Plains Energy common stock through Great Plains Energy's Dividend Reinvestment and Direct Stock Purchase Plan on behalf of each non-employee member of the Board). An additional retainer of $10,000 was paid annually to the lead director. Also, a retainer of $3,000 was paid to those non-employee directors serving as chair of a committee. Attendance fees of $1,000 for each Board meeting and $1,000 for each committee meeting attended were also paid in 2003. Directors may defer the receipt of all or part of the cash retainers and meeting fees.

Great Plains Energy also provides life and medical insurance coverage for each non-employee member of these Boards of Directors. The total premiums paid by Great Plains Energy for this coverage for all participating non-employee directors in 2003 was $27,497.

Executive Compensation

The following table contains executive compensation data for Great Plains Energy's and KCP&L's officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Annual Compensation			Long Term Compensation			All Other Compensation ($)(3) (i)

		Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (1) (e)	Awards		Payouts

					Restricted Stock Award(s) ($)(2) (f)	Securities Underlying Options/ SARs (g)	LTIP Payouts ($) (h)

Bernard J. Beaudoin(4) Former Chairman of the Board and Chief Executive Officer, Great Plains Energy	2003 2002 2001	435,000 415,000 400,000	391,300 186,750 0	0 0 0	348,386 0 0	0 55,000 55,000	0 0 0	2,954,046 51,486 36,971

Michael J. Chesser(5) Chairman of the Board and Chief Executive Officer	2003 2002 2001	137,500 0 0	123,750 0 0	0 0 0	1,115,813 0 0	0 0 0	0 0 0	1,403 0 0

William H. Downey (6) President and Chief Operating Officer, Great Plains Energy	2003 2002 2001	325,000 260,000 250,000	219,375 78,000 0	0 0 0	1,001,998 0 0	5,249 20,000 20,000	0 0 0	20,764 14,382 5,645

Richard M. Zomnir(7) President and Chief Executive Officer, Strategic Energy, L.L.C.	2003 2002 2001	400,000 288,400 229,999	427,840 718,900 700,000	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

Andrea F. Bielsker Senior Vice President- Finance, Chief Financial Officer and Treasurer, Great Plains Energy	2003 2002 2001	220,000 200,000 180,000	132,000 60,000 0	0 0 0	125,626 0 0	2,887 13,000 13,000	0 0 0	22,313 18,569 15,565

Jeanie Sell Latz Executive Vice President- Corporate and Shared Services and Secretary, Great Plains Energy	2003 2002 2001	220,000 210,000 200,000	132,000 63,000 0	0 0 0	125,626 0 0	2,887 13,000 13,000	0 0 0	34,128 29,353 27,056

Stephen T. Easley Vice President- Generation Services, KCP&L	2003 2002 2001	210,000 200,000 160,000	94,500 56,388 0	0 0 0	128,387 0 0	2,449 13,000 6,000	0 0 0	10,737 5,242 6,833

William P. Herdegen, III (8) Vice President- Distribution Operations, KCP&L	2003 2002 2001	175,000 160,000 41,797	78,750 32,000 0	0 0 0	62,481 0 0	2,041 6,000 6,000	0 0 0	8,597 4,682 582

(1)     While the eight named executive officers receive certain perquisites from the Company, such perquisites did not reach in any of the reported years the threshold for reporting of the lesser of either $50,000 or ten percent of salary and bonus set forth in the applicable rules of the Securities and Exchange Commission.

(2)     For 2003, amounts include:
              *     Restricted Stock Awards:
        The dollar value of restricted stock awards is calculated by multiplying the number of shares awarded by the closing market price of the Great Plains Energy common stock on the date of the grant.

Beaudoin
(i)     2,879 shares vested January 1, 2004; dividends paid on restricted shares; value as of December 31, 2003 was $91,610; and
(ii)    10,200 shares vesting December 31, 2004; dividends paid on restricted shares; value as of December 31, 2003 was $324,564.

Chesser
        12,135 shares vesting October 1, 2005, 12,135 shares vesting October 1, 2006 and 12,135 shares vesting October 1, 2007; dividends are reinvested with the same restrictions as the restricted stock; value as of December 31, 2003 was $1,158,407.

Downey
(i)     6,900 shares vesting December 31, 2004; dividends paid on restricted shares; value as of December 31, 2003 was $219,558; and
(ii)    8,825 shares vesting October 1, 2005, 8,825 shares vesting October 1, 2006 and 8,826 shares vesting October 1, 2007; dividends are reinvested with the same restrictions as the restricted stock; value as of December 31, 2003 was $842,466.

Bielsker
        4,550 shares vesting December 31, 2004; dividends paid on restricted shares; value as of December 31, 2003 was $144,781.

Latz
        4,550 shares vesting December 31, 2004; dividends paid on restricted shares; value as of December 31, 2003 was $144,781.

Easley
        4,650 shares vesting December 31, 2004; dividends paid on restricted shares; value as of December 31, 2003 was $147,963.

Herdegen
        2,263 shares vesting December 31, 2004; dividends paid on restricted shares; value as of December 31, 2003 was $72,009.

(3)     For 2003, amounts include:
             *     Flex dollars under the Flexible Benefits Plan: Beaudoin - $18,330; Chesser - $1,403; Downey -$3,867; Bielsker -$12,867; Latz  - $18,697; Easley - $3,867; and Herdegen - $3,347
             *     Deferred Flex dollars: Beaudoin - $17,382 and Downey - $780
             *     Above-market interest paid on deferred compensation: Beaudoin - $8,899; Downey - $6,075; Bielsker - $2,825; Latz  - $8,231; and Easley - $558
             *     Great Plains Energy contribution under the Great Plains Energy Employee Savings Plus Plan: Beaudoin - $9,008; Downey -$7,042; Bielsker - $6,021; Latz - $6,600; Easley - $6,012; and Herdegen - $5,250
             *     Contribution to Deferred Compensation Plan: Beaudoin - $7,050; Downey - $3,000; Bielsker - $600; Latz -  $600; and Easley - $300
             *     Other Compensation: Beaudoin - also includes a $1,895,266 lump sum retirement payment and a $998,111 additional supplemental retirement benefit.

(4)     Mr. Beaudoin retired in December 2003. For 2003, amounts include:
             *     Other Compensation: Beaudoin - also includes a $1,895,266 lump sum retirement payment and a $998,111 additional supplemental retirement benefit.

(5)     Mr. Chesser joined the Company as Chairman of the Board on October 1, 2003; the Compensation Committee of the Board set his annual salary at $550,000.

(6)     Mr. Downey was appointed President and Chief Executive Officer of KCP&L effective October 1, 2003.

(7)     Mr. Zomnir entered into a five-year Employment Agreement in 2002 with Strategic Energy, L.L.C. providing for salary, annual bonus and benefits. As set forth in Certain Relationships and Related Transactions, below 15, Mr. Zomnir will leave the company in 2004. In accordance with his Employment Agreement, Mr. Zomnir will be paid severance payments consisting of two (2) times his annual salary, two (2) times an annual amount of $120,000, a bonus payment prorated through the date of termination and certain other benefits.

(8)     Mr. Herdegen joined KCP&L in 2001.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term		Alternative to (f) and (g): Grant Date Value

Name (a)	Number of Securities Underlying Options/SARs Granted (#)(1) (b)	Percent of Total Options/SARs Granted to Employees in Fiscal Year (c)	Exercise or Base Price ($/Sh) (d)	Expiration Date (e)	5% ($) (f)	10% ($) (g)	Grant Date Present Value ($) (2) (f)

Bernard J. Beaudoin	0	0	0	0	0	0	0

Michael J. Chesser	0	0	0	0	0	0	0

William H. Downey	5,249	19	27.73	08-05-2013	0	0	16,535

Richard M. Zomnir	0	0	0	0	0	0	0

Andrea F. Bielsker	2,887	10	27.73	08-05-2013	0	0	9,094

Jeanie S. Latz	2,887	10	27.73	08-05-2013	0	0	9,094

Stephen T. Easley	2,449	9	27.73	08-05-2013	0	0	7,714

William P. Herdegen, III	2,041	7	27.73	08-05-2013	0	0	6,429

(1)     Options granted in 2003 are exercisable on or after August 5, 2006. Each option is granted in tandem with a limited stock appreciation right exercisable automatically in the event of a change in control. Options may be exercised with cash or previously-owned shares of the Company's Common Stock. Dividends accrue quarterly on the options. Such accrued dividends will be paid if the options are exercised and if the exercise price is equal to or above the grant date.

(2)     The grant date valuation was calculated by using the Black-Scholes model. The underlying assumptions used to determine the present value of the option were as follows:

Annualized Stock Volatility:	22.650%
Time of Exercise (Option Term):	10 years
Risk Free Interest Rate:	4.77%
Exercise Price (Equal to the Fair Market Value):	$27.73
Average Dividend Yield:	6.88%

LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR
Name (a)	Number of Shares, Units or Other Rights (#) (b)(1)	Performance or Other Period Until Maturation or Payout (c)	Estimated Future Payouts Under Non-Stock Price-Based Plans

			Threshold ($ or #) (d)	Target ($ or #) (e)	Maximum ($ or #) (f)

Bernard J. Beaudoin	0	-	-	-	-

Michael J. Chesser	0	-	-	-	-

William H. Downey	3,903 shares	3 years ending 2005	0	3,903 shares	7,806 shares

Richard M. Zomnir	0	-	-	-	-

Andrea F. Bielsker	2,147 shares	3 years ending 2005	0	2,147 shares	4,294 shares

Jeanie S. Latz	2,147 shares	3 years ending 2005	0	2,147 shares	4,294 shares

Stephen T. Easley	1,821 shares	3 years ending 2005	0	1,821 shares	3,642 shares

William P. Herdegen, III	1,518 shares	3 years ending 2005	0	1,518 shares	3,036 shares

(1)     The awards of performance shares are subject to the achievement of three-year total shareholder return in relation to the other Edison Electric Institute companies. Grantee will not be entitled to any performance shares in the event performance is below the 25th percentile; grantee will receive two times the amount of performance shares granted in the event performance is at the 100th percentile. Notwithstanding the foregoing, Grantee will not be entitled to any performance shares if total return for the three years is negative. Payment will be made in an amount equal to the fair market value of the number of performance shares earned payable in common stock.

AGGREGATED OPTION/SAR EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES
Name (a)	Shares Acquired on Exercise (#) (b)	Value Realized ($)(1) (c)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year End ($)

			Exercisable (d)	Unexercisable(2) (d)	Exercisable (e)	Unexercisable(2) (e)

Bernard J. Beaudoin	0	0	0	0	0	0

Michael J. Chesser	0	0	0	0	0	0

William H. Downey	0	0	0	45,249	0	285,268

Richard M. Zomnir	0	0	0	0	0	0

Andrea F. Bielsker	0	0	0	28,887	0	183,278

Jeanie S. Latz	5,000	81,003	7,000	28,887	71,053	183,278

Stephen T. Easley	0	0	0	21,449	0	137,596

William P. Herdegen, III	0	0	0	14,041	0	87,488

(1)     Includes reinvested dividends that accrued on options.
(2)     Includes stock options of 20,000 shares, 13,000 shares, 13,000 shares, 6,000 shares and 6,000 shars to Mr. Downey, Ms. Bielsker, Ms. Latz, Mr. Easley and Mr. Herdegen, respectively, that became exercisable February 6, 2004.

Employment Arrangement with Mr. Chesser

Pursuant to the terms of an employment arrangement, Michael J. Chesser, Chairman of the Board and Chief Executive Officer, is entitled to receive three times annual salary and bonus if he is terminated without cause prior to his reaching age 63. After age 63, any benefit for termination without cause will be one times annual salary and bonus until age 65.

The Description of Compensation Arrangements of Michael J. Chesser (Exhibit 10.1.b to Great Plains Energy Form 10-Q for the period ended September 30, 2003) is incorporated herein by reference.

Great Plains Energy Pension Plans

Great Plains Energy has a non-contributory pension plan (the "Great Plains Energy Pension Plan") providing for benefits upon retirement, normally at age 65. In addition, a supplemental retirement benefit is provided for selected executive officers. The following table shows examples of single life option pension benefits (including unfunded supplemental retirement benefits) payable upon retirement at age 65 to the named executive officers:

Average Annual Base Salary for Highest 36 Months	Annual Pension for Years of Service Indicated

	15	20	25	30 or more

150,000	45,000	60,000	75,000	90,000
200,000	60,000	80,000	100,000	120,000
250,000	75,000	100,000	125,000	150,000
300,000	90,000	120,000	150,000	180,000
350,000	105,000	140,000	175,000	210,000
400,000	120,000	160,000	200,000	240,000
450,000	135,000	180,000	225,000	270,000
500,000	150,000	200,000	250,000	300,000
550,000	165,000	220,000	275,000	330,000

Each eligible employee with 30 or more years of credited service, or whose age and years of service add up to 85, is entitled to a total monthly annuity equal to 50% of their average base monthly salary for the period of 36 consecutive months in which their earnings were highest. The monthly annuity will be proportionately reduced if their years of credited service are less than 30 or if their age and years of service do not add up to 85. The compensation covered by the Great Plains Energy Pension Plan -- base monthly salary -- excludes any bonuses and other compensation. The Great Plains Energy Pension Plan provides that pension amounts are not reduced by Social Security benefits. The estimated credited years of service for the named executive officers in the Summary Compensation table are as follows:

Credited
Officer	Years of Service

Michael J. Chesser	0 years
William H. Downey	3 years
Richard M. Zomnir(1)	0 years
Andrea F. Bielsker	19 years
Jeanie S. Latz	23 years
Stephen T. Easley	7 years
William P. Herdegen, III	2 years

(1)     Mr. Zomnir does not participate in the Great Plains Energy Pension Plan.

Eligibility for supplemental retirement benefits is limited to executive officers selected by the Compensation Committee of the Board; all the named executive officers, with the exception of Mr. Zomnir, are participants. The total retirement benefit payable at the normal retirement date is equal to 2% of highest average earnings, as shown above, for each year of credited service up to 30 (maximum of 60% of highest average earnings). The actual retirement benefit paid equals the target retirement benefit less retirement benefits payable under the management pension plan. A liability accrues each year to cover the estimated cost of future supplemental benefits.

The Internal Revenue Code imposes certain limitations on pensions that may be paid under tax qualified pension plans. In addition to the supplemental retirement benefits, the amount by which pension benefits exceed the limitations will be paid outside the qualified plan and accounted for by Great Plains Energy as an operating expense.

Following is the Compensation Committee Report on Executive Compensation in Great Plains Energy's 2004 proxy statement:

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Great Plains Energy is composed of five independent directors. The Compensation Committee sets the executive compensation structure and administers the policies and plans that govern compensation for the executive officers. Executive compensation is consistent with the Great Plains Energy total remuneration philosophy, which provides:

Given Great Plains Energy's strategies in the competitive and demanding energy marketplace, attracting and retaining talent is a top priority. Great Plains Energy is committed to establishing total remuneration levels, which are performance-based, competitive with the energy or utility market for jobs of similar scope to enable the organization to recruit and retain talented personnel at all levels in a dynamic and complex marketplace. This will be established through base salary, benefits and performance-based annual and long-term incentives. The incentive targets will be consistent with current trends in the energy or utility sector and the incentive measures will be appropriately tied to shareholder and customer interests.

Executive compensation for 2003 consisted of base salary, annual incentives, and restricted stock and stock options granted under the Company's long-term incentive plan with the exception of Richard M. Zomnir, President and Chief Executive Officer of Strategic Energy, L.L.C., whose compensation for 2003 consisted of base salary and annual incentive. The Compensation Committee has not adopted a policy concerning the Internal Revenue Services' rules on the deductibility of compensation in excess of $1,000,000.

Great Plains Energy Executive Compensation

Base Salaries

The Compensation Committee reviews executive officer salaries annually and makes adjustments as warranted. The Compensation Committee compares executive compensation regularly with national compensation surveys. Base salaries for executive officers were established for 2003 on the basis of:

*     job responsibilities and complexity;
*     individual performance under established guidelines;
*     competitiveness for comparable positions in companies of similar size within the industry and general industry; and
*     sustained performance of the company.

Annual Incentive Plan

Under the Great Plains Energy Annual Incentive Plan (the "Plan"), executive officers receive incentive compensation based on the achievement of specific corporate and business unit earnings per share targets, customer satisfaction levels, and individual performance goals. The corporate earnings per share target is subject to an established performance threshold and maximum. Individual performance awards are not paid if the corporate earnings per share performance falls below the threshold level. Corporate earnings per share performance above the annual goal results in payouts above the target level. In 2003, the corporate and business unit earnings per share and customer satisfaction goals were exceeded and awards were earned in the amounts set forth in the Summary Compensation Table.

Long-Term Incentive Plan

The Great Plains Energy Long-Term Incentive Plan, approved by the shareholders, provides for grants by the Compensation Committee of stock options, restricted stock, performance shares and other stock-based awards. The Compensation Committee believes that equity interests in Great Plains Energy by its executive officers more closely aligns the interests of management with shareholders and has established stock ownership guidelines for executive officers based on their level within the organization. Compliance with these guidelines is taken into consideration in determining grants under the Long-Term Incentive Plan. Restricted stock and stock options were granted in 2003 in the amounts set forth in the Summary Compensation Table. The restricted stock is restricted in time and/or performance as also set forth in the Summary Compensation Table, and the stock options are granted at an exercise price equal to the fair market value on the date of issuance.

Chief Executive Officer

In determining the base salary for Bernard J. Beaudoin, the Chairman of the Board, President and Chief Executive Officer through September 2003, the Compensation Committee considered:

*     financial performance of the company;
*     cost and quality of services provided;
*     leadership in enhancing the long-term value of the company; and
*     relevant salary data including information supplied by the Edison Electric Institute.

Incentive awards to Mr. Beaudoin in 2003 under the Annual Incentive Plan and Long-Term Incentive Plan were determined in the same manner as other executive officers.

Michael J. Chesser was chosen by the Board as Mr. Beaudoin's successor and became Chairman of the Board and Chief Executive Officer in October 2003. In determining his initial base salary, the Compensation Committee considered:

*     past experience and accomplishments;
*     leadership ability; and
*     competitive salary data for comparable positions of similar sized companies in the industry.

Mr. Chesser's annual incentive award was determined in the same manner as the other executive officers and prorated for his service. A grant of restricted stock under the Long-Term Incentive Plan was made to Mr. Chesser at the time of his employment conditioned on his continued employment with the Company as set forth in the Summary Compensation Table.

Strategic Energy Executive Compensation

The base salary for Richard M. Zomnir in 2003 was set by the Management Committee of Strategic Energy, L.L.C. pursuant to an Employment Agreement and reviewed by the Compensation Committee. The Strategic Energy Annual Bonus Program is based on individual goals and budgeted adjusted earnings. If Strategic Energy meets its corporate goal, 100% of the potential payout for each individual is available. Should the company not meet 75% of its goal, no awards will be paid and if the company exceeds 125% of its goal, then additional amounts may be paid. In 2003, Mr. Zomnir received the base salary and an incentive award at target as set forth in the Summary Compensation Table.

COMPENSATION COMMITTEE
  William C. Nelson (Chairman)
  Mark A. Ernst
  William K. Hall
  James A. Mitchell
  Robert H. West

Following is the Compensation Committee Report on Executive Compensation contained in the combined annual report on Form 10-K for the period ended December 31, 2003 of Great Plains Energy and KCP&L:

Compensation Committee Report on Executive Compensation

The Compensation Committee is composed of five independent directors. The Compensation Committee sets the executive compensation structure and administers the policies and plans that govern compensation for the executive officers. Executive compensation is consistent with the Great Plains Energy total remuneration philosophy, which provides:

Given Great Plains Energy's strategies in the competitive and demanding energy marketplace, attracting and retaining talent is a top priority. Great Plains Energy is committed to establishing total remuneration levels, which are performance-based, competitive with the energy or utility market for jobs of similar scope to enable the organization to recruit and retain talented personnel at all levels in a dynamic and complex marketplace. This will be established through base salary, benefits and performance-based annual and long-term incentives. The incentive targets will be consistent with current trends in the energy or utility sector and the incentive measures will be appropriately tied to shareholder and customer interests.

KCP&L executive compensation for 2003 consisted of base salary; annual incentives; and restricted stock and stock options granted under the Company's long-term incentive plan. The Compensation Committee has not adopted a policy concerning the Internal Revenue Services' rules on the deductibility of compensation in excess of $1,000,000.

Base Salaries
The Compensation Committee reviews executive officer salaries annually and makes adjustments as warranted. The Compensation Committee compares executive compensation regularly with national compensation surveys. Base salaries for executive officers were established for 2003 on the basis of:

*     job responsibilities and complexity;
*     individual performance under established guidelines;
*     competitiveness for comparable positions in companies of similar size within the industry and general industry; and
*     sustained performance of the company.

Annual Incentive Plan
Under the Great Plains Energy Annual Incentive Plan, KCP&L executive officers receive incentive compensation based on the achievement of specific corporate and business unit earnings per share targets, customer satisfaction levels, and individual performance goals. The corporate earnings per share target is subject to an established performance threshold and maximum. Individual performance awards are not paid if the corporate earnings per share performance fall below the threshold level. Corporate earnings per share performance above the annual goal results in payouts above the target level. In 2003, the corporate and business unit earnings per share and customer satisfaction goals were exceeded and awards were earned in the amounts set forth in the Summary Compensation Table.

Long-Term Incentive Plan
The Great Plains Energy Long-Term Incentive Plan, approved by the shareholders, provides for grants by the Compensation Committee of stock options, restricted stock, performance shares and other stock-based awards. The Compensation Committee believes that equity interests in Great Plains Energy by KCP&L executive officers more closely aligns the interests of management with shareholders and has established stock ownership guidelines for executive officers based on their level within the organization. Compliance with these guidelines is taken into consideration in determining grants under the Long-Term Incentive Plan. Restricted stock and stock options were granted in 2003 in the amounts set forth in the Summary Compensation Table. The restricted stock is restricted in time and/or performance as also set forth in the Summary Compensation Table, and the stock options are granted at an exercise price equal to the fair market value on the date of issuance.

Chief Executive Officer
In determining the base salary for Bernard J. Beaudoin, the Chairman of the Board, President and Chief Executive Officer through September 2003, the Compensation Committee considered:

*     financial performance of the company;
*     cost and quality of services provided;
*     leadership in enhancing the long-term value of the company; and
*     relevant salary data including information supplied by the Edison Electric Institute.

Incentive awards to Mr. Beaudoin in 2003 under the Annual Incentive Plan and Long-Term Incentive Plan were determined in the same manner as other executive officers. The 2003 base salary and incentive awards for William H. Downey, President and Chief Executive Officer of KCP&L since October 2003, were determined in the same manner as other executive officers.

COMPENSATION COMMITTEE
  William C. Nelson (Chairman)
  Mark A. Ernst
  William K. Hall
  James A. Mitchell
  Robert H. West

The Annual Incentive Compensation Plan dated February 2004 (Exhibit 10.1.b to Great Plains Energy's Form 10-K for the year ended December 31, 2003) is incorporated herein by reference.

(b)  The interest of directors and executive officers of system companies in the securities of system companies including options or other rights to acquire securities.

The information set forth in Item 6(a), above, in the tables titled "Summary Compensation Table", "Option/SAR Grants in Last Fiscal Year", "Aggregated Option/SAR Exercises in the Last Fiscal Year and Fiscal Year-End Option/SAR Values", "Long-Term Incentive Plans - Awards in Last Fiscal Year" is incorporated by reference.

The following table shows beneficial ownership of Great Plains Energy's common stock by the named executive officers, directors and all directors and officers as of February 28, 2004 (with the exception of shares held in the Employee Savings Plus Plan which are reported as of December 31, 2003). The total of all shares owned by directors and officers represents less than one percent of the outstanding shares of Great Plains Energy's common stock. Management of Great Plains Energy has no knowledge of any person (as defined by the Securities and Exchange Commission) who owns beneficially more than 5% of Great Plains Energy common stock.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned

Named Executive Officers
Bernard J. Beaudoin	20,445	(1)
Michael J. Chesser	36,874	(1)
William H. Downey	58,252	(1)
Richard M. Zomnir(2)	0
Andrea F. Bielsker	20,793	(1)
Jeanie S. Latz	30,592	(1)
Stephen T. Easley	11,607	(1)
Wiliam P. Herdegen, III	8,519	(1)

Other Directors
David L. Bodde	7,649	(3)
Mark A. Ernst	6,255
Randall C. Ferguson, Jr.	2,014
William K. Hall	9,481
Luis A. Jimenez	2,304
James A. Mitchell	2,908
William C. Nelson	2,625
Linda H. Talbott	8,317
Robert H. West	5,969	(4)

All Great Plains Energy and KCP&L Executive Officers and Directors As A Group (23 persons)	304,362	(1)

(1)     Includes restricted stock and exercisable non-qualified stock options.
        *     Restricted Stock: Beaudoin - 10,200 shares; Chesser - 36,874 shares; Downey - 33,717 shares; Bielsker - 4,550 shares; Latz - 4,550 shares; Easley - 4,650 shares; and Herdegen - 6,000
        *     Exercisable Non-Qualified Stock Options: Downey - 20,000; Bielsker - 13,000; Latz - 20,000; Easley - 6,000; and Herdegen - 2,263
(2)     Mr. Zomnir holds a beneficial interest in SE Holdings, L.L.C. That company holds 3,333,334 Units (32%) of Series CE Economic Interest; 3,333,334 Units (32%) of Series CE Voting Interest; 1,144,943 Units (11%) of Series SEL Economic Interest; and 1,144,943 Units (11%) of Series SEL Voting Interest issued by Custom Energy Holdings, L.L.C., a subsidiary of Great Plains Energy.
(3)     The nominee disclaims beneficial ownership of 1,000 shares reported and held by nominee's mother.
(4)     The nominee disclaims beneficial ownership of 1,000 shares reported and held by nominee's wife.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires certain of our directors, executive officers and persons who own more than 10% of Great Plains Energy's common stock to file reports of holdings and transactions in Great Plains Energy common stock with the Securities and Exchange Commission and the New York Stock Exchange. Based upon our records, we believe that all required reports for fiscal 2003 have been timely filed.

Equity Compensation Plan
Great Plains Energy has one equity compensation plan which authorizes the issuance of Great Plains Energy common stock. Great Plains Energy's shareholders have approved the equity compensation plan. KCP&L does not have any equity compensation plans. The following table provides information, as of December 31, 2003, regarding the number of common shares to be issued upon exercise of outstanding options, warrants and rights, their weighted average exercise price, and the number of shares of common stock remaining available for future issuance under the equity compensation plan. The table excludes shares issued or issuable under Great Plains Energy's defined contribution savings plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	262,642 (1)	$25.41 (2)	2,218,466
Equity compensation plans not approved by security holders	-	-	-

Total	262,642 (1)	$25.41 (2)	2,218,466

(1)     Includes 20,744 performance shares and options for 241,898 shares of Great Plains Energy common stock outstanding at December 31, 2003.

(2)     The 20,744 performance shares have no exercise price and therefore are not reflected in the weighted average exercise price.

The Amended Long-Term Incentive Plan, effective as of May 7, 2002 (Exhibit 10.1.a to Great Plains Energy's Form 10-K for the year ended December 31, 2002) is incorporated herein by reference.

Strategic Energy Phantom Stock Plan
Strategic Energy has a phantom stock plan that provides incentive in the form of deferred compensation based upon the award of performance units, the value of which is related to the increase in profitability of Strategic Energy. Strategic Energy's annual cost for the plan was $4.6 million in 2003, $5.9 million in 2002 and $3.4 million in 2001.

Stock Options
The Company has one equity compensation plan, which has been approved by its shareholders. The equity compensation plan is a long-term incentive plan that permits the grant of restricted stock, stock options, limited stock appreciation rights and performance shares to officers and other employees of the Company and its subsidiaries. The maximum number of shares of Great Plains Energy common stock that may be issued under the plan is 3.0 million with 2.2 million shares remaining available for future issuance.

Stock Options Granted 1992 - 1996
The exercise price of stock options granted equaled the market price of the Company's common stock on the grant date. One-half of all options granted vested one year after the grant date, the other half vested two years after the grant date. An amount equal to the quarterly dividends paid on Great Plains Energy's common stock shares (dividend equivalents) accrues on the options for the benefit of option holders. The option holders are entitled to stock for their accumulated dividend equivalents only if the options are exercised when the market price is above the exercise price. At December 31, 2003, the market price of Great Plains Energy's common stock was $31.82, which exceeded the grant price for all such option still outstanding. Unexercised options expire ten years after the grant date.

Prior to the adoption of SFAS No. 123 on January 1, 2003, Great Plains Energy followed Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for these options. Great Plains Energy recognized annual compensation expense equal to accumulated and reinvested dividends plus the impact of the change in stock price since the grant date. Great Plains Energy recognized compensation expense of $0.1 million in 2002 and $(0.3) million in 2001. These options were fully vested prior to the adoption of SFAS No. 123; therefore, no compensation expense was recognized in 2003.

For options outstanding at December 31, 2003, grant prices range from $20.6250 to $23.0625 and the weighted-average remaining contractual life is 0.8 years.

Stock Options Granted 2001- 2003
Stock options were granted under the plan at the fair market value of the shares on the grant date. The options vest three years after the grant date and expire in ten years if not exercised. Exercise prices range from $24.90 to $27.73 and the weighted average remaining contractual life is 7.9 years.

In accordance with the provision of SFAS NO. 123, Great Plains Energy recognized an immaterial amount of compensation expense in 2003. Under the provisions of APB Opinion 25, no compensation expense was recognized in 2002 and 2001 because the option exercise price was equal to the market price of the underlying stock on the date of grant.

The fair value for the stock options granted in 2001 - 2003 was estimated at the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions used are in the following table:

	2003	2002	2001

Risk-free interest rate	4.77%	4.57%	5.53%
Dividend Yield	6.88%	7.68%	6.37%
Stock volatility	22.650%	27.503%	25.879%
Expected option life (in years)	10	10	10

The option valuation model requires the input of highly subjective assumptions, primarily stock price volatility, changes in which can materially affect the fair value estimate.
All stock option activity for the last three years is summarized below:

	2003		2002		2001
	Shares	Price*	Shares	Price*	Shares	Price*

Outstanding at January 1	397,000	$ 25.21	250,375	$ 25.14	88,500	$ 23.57

Granted	27,898	27.73	181,000	24.90	193,000	25.56
Exercised	(16,000)	26.19	(34,375)	23.00	(31,125)	23.27

Forfeited	(167,000)	25.26	-	-	-	-

Outstanding at December 31	241,898	$ 25.41	397,000	$ 25.21	250,375	$ 25.14

Exercisable as of December 31	7,000	$ 21.67	23,000	$ 24.81	57,375	$ 23.73

* weighted-average price

Performance Shares
Performance shares granted in 2003 totaled 20,744. The issuance of performance shares is contingent upon achievement, over a three-year period, of company performance goals as compared to a peer group of utilities. Performance shares have a value equal to the fair market value of the shares on the grant date with accruing dividends. In accordance with the provisions of SFAS No. 123, compensation expense is recognized over the vesting period. Great Plains Energy recognized compensation expense of $0.4 million in 2003.

During 2003, all 144,500 performance shares granted in 2001 were canceled. No compensation expense had been recorded related to these performance shares.

Restricted Stock
Restricted shares have a value equal to the fair market value of the shares on the grant date. Restricted stock shares granted in 2003 totaled 120,196. There is a restriction as to transfer until December 31, 2004, on 54,436 of the restricted shares. In accordance with the provisions of SFAS No. 123, restricted stock shares totaling 57,315 are considered 100% vested. Restricted stock shares totaling 62,881 vest on a graded schedule over a three year period with accruing reinvested dividends. Great Plains Energy recognized compensation expense of $1.8 million in 2003.

Certain Relationships and Related Transactions

Great Plains Energy through its affiliates holds an 89% indirect ownership position in Strategic Energy, L.L.C. (Strategic Energy). SE Holdings, L.L.C. (SE Holdings) owns the remaining 11% indirect ownership position in Strategic Energy. Richard M. Zomnir, President and Chief Executive Officer of Strategic Energy, and certain other employees of Strategic Energy hold direct or indirect interests in SE Holdings.

SE Holdings has a put option to sell all or part of its 11% interest in Strategic Energy (Put Interest) at any time within the 90 days following January 31, 2004 at fair market value. On February 9, 2004, a letter agreement was entered into setting forth a procedure for determining the fair market value of the Put Interest (Letter Agreement). The Letter Agreement provides for SE Holdings to exercise its put option with respect to all but one unit (0.00001% of issued and outstanding units) of each of its respective series of ownership interest.

The Letter Agreement further provides that Mr. Zomnir will remain with the company through the closing of the transaction anticipated for mid-April subject to obtaining all necessary regulatory approvals. Upon the consummation of the transaction, Mr. Zomnir will resign.

(c)  The contracts and transactions of directors and executive officers of system companies with system companies.

The information set forth in Item 6(a) in the section titled "Employment Arrangement with Mr. Chesser", and Item 6(b) in the section titled "Certain Relationships and Related Transactions" is incorporated herein by reference.

The Employment Agreement between Strategic Energy, L.L.C. and Richard M. Zomnir dated June 13, 2002 (Exhibit 10.1.h to Great Plains Energy's Form 10-K for the year ended December 31, 2002) is incorporated herein by reference.

The Agreement and Release dated November 10, 2003, between Great Plains Energy Incorporated and Bernard J. Beaudoin (Exhibit 10.1.k to Great Plains Energy's Form 10-K for the year ended December 31, 2003) is incorporated herein by reference.

Great Plains Energy Severance Agreements

Great Plains Energy has severance agreements ("Severance Agreements") with certain of its executive officers, including the named executives with the exception of Mr. Zomnir, to ensure their continued service and dedication to and their objectivity in considering on behalf of Great Plains Energy any transaction that would change the control of the Company. Under the Severance Agreements, an executive officer would be entitled to receive a lump-sum cash payment and certain insurance benefits during the three-year period after a Change in Control (or, if later, the three-year period following the consummation of a transaction approved by Great Plains Energy's shareholders constituting a Change in Control) if the officer's employment was terminated by:

*     Great Plains Energy other than for cause or upon death or disability;

*     the executive officer for "Good Reason" (as defined in the Severance Agreements); and
*     the executive officer for any reason during a 30-day period commencing one year after the Change in Control or, if later, commencing one year following consummation of a transaction approved by Great Plains Energy's shareholders constituting a change in control (a "Qualifying Termination").

A Change in Control is defined as:

*     an acquisition by a person or group of 20% or more of the Great Plains Energy common stock (other than an acquisition from or by Great Plains Energy or by a Great Plains Energy benefit plan);
*     a change in a majority of the Board; and
*     approval by the shareholders of a reorganization, merger or consolidation (unless shareholders receive 60% or more of the stock of the surviving Company) or a liquidation, dissolution or sale of substantially all of Great Plains Energy's assets.

Upon a Qualifying Termination, Great Plains Energy must make a lump-sum cash payment to the executive officer of:

*     the officer's base salary through the date of termination;
*     a pro-rated bonus based upon the average of the bonuses paid to the officer for the last five fiscal years;
*     any accrued vacation pay;
*     two or three times the officer's highest base salary during the prior 12 months;
*     two or three times the average of the bonuses paid to the officer for the last five fiscal years;
*     the actuarial equivalent of the excess of the officer's accrued pension benefits including supplemental retirement benefits computed without reduction for early retirement and including two or three additional years of benefit accrual service, over the officer's vested accrued pension benefits; and
*     the value of any unvested Great Plains Energy contributions for the benefit of the officer under the Great Plains Energy Employee Savings Plus Plan.

In addition, Great Plains Energy must offer health, disability and life insurance plan coverage to the officer and his dependents on the same terms and conditions that existed immediately prior to the Qualifying Termination for two or three years, or, if earlier, until the executive officer is covered by equivalent plan benefits. Great Plains Energy must make certain "gross-up" payments regarding tax obligations relating to payments under the Severance Agreements as well as provide reimbursement of certain expenses relating to possible disputes that might arise.

Payments and other benefits under the Severance Agreements are in addition to balances due under the Great Plains Energy Long-Term Incentive Plan and Annual Incentive Plan. Upon a Change in Control (as defined in the Great Plains Energy Long-Term Incentive Plan), all stock options granted in tandem with limited stock appreciation rights will be automatically exercised.

The Restated Severance Agreement dated January 2000 with certain executive officers (Exhibit 10-e to KCP&L's Form 10-K for the year ended December 31, 2000) is incorporated herein by reference.

The Conforming Amendment to Severance Agreements with certain executive officers (Exhibit 10.1.b to Great Plains Energy's Form 10-Q for the period ended March 31, 2003) is incorporated herein by reference.

(d)  The indebtedness of directors and executive officers of system companies to system companies.

There is no such information disclosed in the most recent proxy statement and annual report on Form 10-K.

(e)  The participation of directors and executive officers of system companies in bonus and profit-sharing arrangements and other benefits.

The information set forth in the tables titled "Summary Compensation Table", "Option/SAR Grants in Last Fiscal Year", "Long-Term Incentive Plans - Awards in Last Fiscal Year" and "Aggregated Option/SAR Exercises in the Last Fiscal Year and Fiscal Year-end Option/SAR Values" and in the sections titled "Compensation Committee Report on Executive Compensation" in Item 6(a) is incorporated herein by reference.

The information set forth in the sections titled "Equity Compensation Plan" and "Stock Options" in Item 6(b) is incorporated herein by reference.

The information set forth in the section titled "Great Plains Energy Severance Agreements" in Item 6(c) is incorporated herein by reference.

(f)  The rights of directors and executive officers of system companies to indemnity.

The Indemnification Agreement with each officer and director (Exhibit 10-F to KCP&L's Form 10-K for the year ended December 31, 1995) is incorporated herein by reference.

The Conforming Amendment to Indemnification Agreement with each officer and director (Exhibit 10.1.a to Great Plains Energy's Form 10-Q for the period ended March 31, 2003) is incorporated herein by reference.

ITEM 7. CONTRIBUTION AND PUBLIC RELATIONS

(1) Kansas City Power & Light Company has established a political action committee and has incurred, in accordance with the provisions of the Federal Election Campaign Act, certain costs for the administration of such committees.

(2) Expenditures, disbursements, or payments, in money, goods or services, directly or indirectly to or for the account of any citizens group, or public relations counsel were as follows during 2003:
Name of Company	Name of Recipient Beneficiary	Purpose	Account Charged	Amount (thousands)

Kansas City Power & Light Company	Heart of America United Way	Community activity	A&G Expense	$191
Kansas City Power & Light Company	Full Employment Council (NAP)	Community activity	A&G Expense	$150
Kansas City Power & Light Company	Bridging the Gap	Community activity	A&G Expense	$43
Kansas City Power & Light Company	Kansas City Harmony	Community activity	A&G Expense	$50
Kansas City Power & Light Company	YMCA of Greater Kansas City	Community activity	A&G Expense	$50
Kansas City Power & Light Company	Kansas City Public Library	Community activity	A&G Expense	$30
Kansas City Power & Light Company	Bridging the Gap	Community activity	A&G Expense	$25
Kansas City Power & Light Company	Charter School Partnership Fund	Community activity	A&G Expense	$25
Kansas City Power & Light Company	Downtown Kansas City Bridge Lighting Fund	Community activity	A&G Expense	$25
Kansas City Power & Light Company	Friends of the Zoo	Community activity	A&G Expense	$25
Kansas City Power & Light Company	Initiative for a Competitive Inner City-Kansas City	Community activity	A&G Expense	$25

Name of Company	Name of Recipient Beneficiary	Purpose	Account Charged	Amount (thousands)

Kansas City Power & Light Company	Friends of the Zoo	Community activity	A&G Expense	$20
Kansas City Power & Light Company	Boy Scouts of America-Heart of America	Community activity	A&G Expense	$15
Kansas City Power & Light Company	Powell Gardens	Community activity	A&G Expense	$15
Kansas City Power & Light Company	American Red Cross	Community Activity	A&G Expense	$10
Kansas City Power & Light Company	Kansas City Consensus	Community activity	A&G Expense	$10
Kansas City Power & Light Company	Kansas City Harmony	Community activity	A&G Expense	$10
Kansas City Power & Light Company	KU Endowment	Donation	A&G Expense	$10
Kansas City Power & Light Company	University of Missouri - Kansas City	Donation	A&G Expense	$10
Kansas City Power & Light Company	Less than $10,000 -246 beneficiaries	Community activities & Donations	A&G Expense	$431
Worry Free Service, Inc.	Less than $10,000 -2 beneficiaries	Donation	A&G Expense	$4
Wolf Creek Nuclear Operating Corporation	Less than $10,000 -1 beneficiary (contribution of $14)	Government relations	Income deductions	$-
Strategic Energy, L.L.C.	Homeless Children's Foundation	Donation	A&G Expense	$25
Strategic Energy, L.L.C.	Crossroads Foundation	Donation	A&G Expense	$50
Strategic Energy, L.L.C.	Less than $10,000 - 8 beneficiaries	Donation	A&G Expense	$13

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between System companies during 2003 are as follows:
Transaction	Serving Company	Receiving Company	Compensation (thousands)

Corporate services	Kansas City Power & Light Company	Great Plains Energy Incorporated (Note 1)	$1,191
Misc. services & materials	Kansas City Power & Light Company	Great Plains Energy Incorporated (Note 1)	$213
Corporate services	Kansas City Power & Light Company	Great Plains Power Incorporated (Note 1)	$111
Misc. services & materials	Kansas City Power & Light Company	Great Plains Power Incorporated (Note 1)	$90
Corporate services	Kansas City Power & Light Company	Innovative Energy Consultants Inc. (Note 1)	$3
Corporate services	Kansas City Power & Light Company	Strategic Energy, L.L.C (Note 1)	$13
Misc. services & materials	Kansas City Power & Light Company	Great Plains Energy Services Incorporated (Note 4)	$5,211
Corporate services	Kansas City Power & Light Company	Home Service Solutions Inc. (Note 2)	$131
Misc. services & materials	Kansas City Power & Light Company	Home Service Solutions Inc. (Note 2)	$9
Corporate services	Kansas City Power & Light Company	Worry Free Service, Inc. (Note 2)	$83
Misc. services & materials	Kansas City Power & Light Company	Worry Free Service, Inc. (Note 2)	$34
Corporate services	Kansas City Power & Light Company	KLT Inc. (Note 3)	$1,370
Misc. services & materials	Wolf Creek Nuclear Operating Corporation	Kansas City Power & Light Company (Note 6)	$102,230
Construction & maintenance management	Custom Energy, L.L.C	Custom Energy / M&E Sales, L.L.C.	$281
Space rental	KLT Telecom	Digital Teleport (Note 5)	$25
Communication services	Digital Teleport	KLT Telecom (Note 5)	$5
Investment management	KLT Telecom	Digital Teleport (Note 5)	$10
Operational and administrative services (Note 5)	KLT Gas Inc.	Subsidiaries of KLT Gas Inc.	$-

Note 1: Provided under informal arrangements during first quarter 2003. Provision of goods and services were authorized by Commission order (HCAR 27436).

Note 2: Provided under contracts dated September 4, 1998, in effect as of December 31, 2003.

Note 3: Provided during first quarter 2003 under contracts dated February 18, 1993 and August 6, 2001, in effect as of December 31, 2003. (HCAR 27436).

Note 4: Use of assets and facilities provided by Kansas City Power & Light Company to Great Plains Energy Services Incorporated pursuant to a facilities use agreement dated as of April 1, 2003, and in effect as of December 31, 2003. Provision of such services was authorized by the Commission in File No. 70-10064 (HCAR 27662).

Note 5: Provided under informal arrangements.

Note 6: Under an agreement dated April 14, 1986, Wolf Creek Nuclear Operating Corporation ("WCNOC") operates solely as agent for the owners of the Wolf Creek Generating Station, including Kansas City Power & Light Company ("KCP&L"). KCP&L directly pays for its 47% share of the costs to operate, maintain, and repair the Station by transferring funds to a joint bank account held by the owners of the Station. WCNOC, as agent for the owners, disburses funds from the account to pay its employees and invoices from third parties. During 2003, KCP&L transferred $102.2 million to the joint bank account. The April 14, 1986 agreement was in effect as of December 31, 2003.

Part II. There were no contracts to purchase services or goods during 2003 from any affiliate (other than a System company) or from a company in which any officer or director of the receiving company is a partner or owns 5 percent of more of any class of equity securities.

Part III. The System companies did not employ in 2003 any other person for the performance on a continuing basis of management, supervisory or financial advisory services.

The System companies in 2003 did not employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services. Great Plains Energy entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as of January 1, 2004, for services regarding financial advisory and investment banking services. The compensation for certain specified transactions will be based on fees paid to major investment banks for similar transactions in similar circumstances. Great Plains Energy will reimburse reasonable out-of-pocket expenses incurred in connection with Merrill Lynch activities under the agreement.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Neither Great Plains Energy Incorporated or any its subsidiaries held any interest in an exempt wholesale generator or a foreign utility company during 2003.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

Consolidated Financial Statements and Notes 1 through 22 to the Consolidated Financial Statements are incorporated herein by reference, in Exhibit A-1, from the combined Annual Report of Great Plains Energy Incorporated and Kansas City Power & Light Company on Form 10-K/A for the year ended December 31, 2003.

The financial statements of inactive subsidiaries, and of subsidiaries which cannot be obtained are omitted.

By permission of the Staff of the Commission, consolidating cash flows are not presented for the following companies. These companies are included in the consolidated cash flows of Home Service Solutions, Inc., (located in Exhibit F-2).

Worry Free Service, Inc.	R.S. Andrews Enterprises, Inc.
RSA Services Termite & Pest Control, Inc.	R.S. Andrews Enterprises of Kansas, Inc.
R.S. Andrews Enterprises of Tennessee, Inc.	R.S. Andrews of Stuart II, Inc.
R.S. Andrews Enterprises of Charleston, Inc.	R.S. Andrews of Chattanooga, Inc.
R.S. Andrews of Maryland, Inc.	R.S. Andrews Enterprises of South Carolina, Inc.
R.S. Andrews of Wilmington, Inc.	R.S. Andrews of Alabama, Inc.
R.S. Andrews Enterprises of Columbus, Inc.	Premier Service Systems, Inc.
R.S. Andrews of Fairfax, Inc.	R.S. Andrews of Tidewater, Inc.
R.S. Andrews Enterprises of Dallas, Inc.	R.S. Andrews Services, Inc.

By permission of the Staff of the Commission, consolidating cash flows are not presented for the following companies. These companies are included in the consolidated cash flows of KLT Inc., (located in Exhibit F-2).

KLT Investments Inc.	KLT Investments II Inc.
KLT Energy Services Inc.	Custom Energy Holdings, L.L.C.
Strategic Energy, L.L.C.	KLT Gas Inc.
Apache Canyon Gas, L.L.C.	FAR Gas Acquisitions Corporation
Forest City, LLC	Forest City Gathering, LLC
KLT Gas Operating Company	Patrick KLT Gas, LLC
KLT Telecom Inc.	Advanced Measurement Solutions, Inc.
Copier Solutions, LLC	Municipal Solutions, L.L.C.
Telemetry Solutions, L.L.C.	eChannel, Inc.
Globalutilityexchange.com, LLC	DTI Holdings, Inc.
Digital Teleport, Inc.	Digital Teleport Nationwide, LLC
Digital Teleport of Virginia, Inc.

FINANCIAL STATEMENTS

F-1     The consent of the independent accountants as to the incorporation by reference of their reports on the consolidated financial statements and the footnotes of Great Plains Energy Incorporated and Subsidiaries, and Kansas City Power & Light Company and Subsidiaries, for the year ended December 31, 2003.

F-2     Consolidating Financial Statements of Great Plains Energy Incorporated for the year ended December 31, 2003. (Filed pursuant to Rule 104(b)).

F-3     Consolidating Financial Statements of Home Service Solutions Inc. for the year ended December 31, 2003. (Filed pursuant to Rule 104(b)).

F-4     Consolidating Financial Statements of KLT Inc. for the year ended December 31, 2003. (Filed pursuant to Rule 104(b)).

F-5     Consolidating Financial Statements of KLT Energy Services Inc. for the year ended December 31, 2003. (Filed pursuant to Rule 104(b)).

F-6     Consolidating Financial Statements of KLT Gas Inc. for the year ended December 31, 2003. (Filed pursuant to Rule 104(b)).

F-7     Financial Statements of Kansas City Power & Light Receivables Company for the year ended December 31, 2003. (Filed pursuant to Rule 104(b)).

F-8     Statement of Owners' Assets and Statement of Expenses of Wolf Creek Nuclear Operating Corporation for the year ended December 31, 2003.

F-9     Classified plant accounts and related depreciation and amortization reserve schedules included in the FERC Form No.1 of Kansas City Power & Light Company.

F-10    Classified plant accounts and related depreciation and amortization reserve schedules included in the Electric Utility Annual Report submitted to the Kansas Commission by Wolf Creek Nuclear Operating Corporation.

F-11    The chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2003 (pursuant to Rule 26 (b)).

EXHIBITS

Copies of the documents listed below which are identified with an asterisk (*) have heretofore been filed with the SEC and are incorporated herein by reference and made a part hereof. Exhibits not so identified are filed herewith unless otherwise stated.
Exhibit Designation	Description of Exhibit

A-1*

Combined Annual Reports of Great Plains Energy Incorporated and of Kansas City Power & Light Company on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A for the year ended December 31, 2003. (File Nos. 001-00707 and 000-33207)

B-1*	Articles of Incorporation of Great Plains Energy Incorporated dated March 13, 2001 (Exhibit 3.i to Form 8-K filed October 1, 2001, File No. 000-33207)

B-2*	Bylaws of Great Plains Energy Incorporated as amended and in effect on September 16, 2003 (Exhibit 3.1 to Form 10-Q for quarter ended September 30, 2003, File Nos. 001-00707 and 000-33207)

B-3*	Articles of Incorporation of Innovative Energy Consultants, Inc. dated June 21, 2002 (Exhibit B-3 to Form U5S for the year ended December 31, 2002)

B-4	Amended and Restated Bylaws of Innovative Energy Consultants, Inc. dated October 14, 2003

B-5*	Restated Articles of Consolidation of Kansas City Power & Light Company, as amended October 1, 2001 (Exhibit 3-(i) to Form 10-Q for quarter ended September 30, 2001, File No. 001-00707)

B-6*	Bylaws of Kansas City Power & Light Company, as amended and in effect on September 16, 2003 (Exhibit 3.2 to Form 10-Q for the quarter ended September 30, 2003, File Nos. 001-00707 and 000-33207)

B-7*	Amended Articles Accepting Close Corporation dated July 9, 2002 of Great Plains Power Incorporated (Exhibit B-7 to Form U5S for the year ended December 31, 2002)

B-8	Amended and Restated Bylaws dated October 14, 2003 of Great Plains Power Incorporated

B-9*	Articles of Incorporation as amended February 4, 2000 of Kansas City Power & Light Receivables Company (Exhibit B-7 to Form U5S/A for the year ended December 31, 2001)

B-10	Amended and Restated Bylaws of Kansas City Power & Light Receivables Company dated November 13, 2003

B-11*	Amended and Restated Certificate of Incorporation dated December 30, 1993 of Wolf Creek Nuclear Operating Corporation (Exhibit B-9 to Form U5S/A for the year ended December 31, 2001)

B-12*	Bylaws as amended December 1, 1993 of Wolf Creek Nuclear Operating Corporation (Exhibit B-10 to Form U5S/A for the year ended December 31, 2001)

B-13*	Certificate of Amendment to Articles of Incorporation of Home Service Solutions Inc. (Exhibit B-11 to Form U5S/A for the year ended December 31, 2001)

Exhibit Designation	Description of Exhibit

B-14*	Bylaws dated May 7, 1998 of Home Service Solutions, Inc. (Exhibit B-12 to Form U5S/A for the year ended December 31, 2001)

B-15*	Certificate of Amendment to Articles of Incorporation of Worry Free Service, Inc. (Exhibit B-13 to Form U5S/A for the year ended December 31, 2001)

B-16*	Bylaws dated January 29, 1997 of Worry Free Service, Inc. (Exhibit B-14 to Form U5S/A for the year ended December 31, 2001)

B-17*	Articles of Incorporation, with amendments, of KLT Inc. (Exhibit B-83 to Form U5S/A for the year ended December 31, 2001)

B-18	Bylaws of KLT Inc., as amended through September 16, 2003

B-19*	Amended Articles Accepting Close Corporation Law dated May 22, 2000 of KLT Investments Inc. (Exhibit B-85 to Form U5S/A for the year ended December 31, 2001)

B-20	Amended and Restated Bylaws of KLT Investments Inc. dated October 31, 2003

B-21*	Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Investments II Inc. (Exhibit B-87 to Form U5S/A for the year ended December 31, 2001)

B-22	Amended and Restated Bylaws of KLT Investments II Inc. dated October 31, 2003

B-23*	Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Energy Services Inc. (Exhibit B-91 to Form U5S/A for the year ended December 31, 2001)

B-24	Bylaws of KLT Energy Services Inc., as amended through October 31, 2003

B-25*	Certification of Formation, with amendments, of Custom Energy Holdings, LLC (Exhibit B-93 to Form U5S/A for the year ended December 31, 2001)

B-26*	Second Amended and Restated Limited Liability Company Agreement dated July 26, 2002 of Custom Energy Holdings, LLC (Exhibit B-53 to Form U5S for the year ended December 31, 2002)

B-27*	Amendment No. 1 dated March 25, 2003 to the Second Amended and Restated Limited Liability Agreement of Custom Energy Holdings, LLC (Exhibit B-54 to Form U5S for the year ended December 31, 2002)

B-28*	Certificate of Formation dated September 24, 1998 of Strategic Energy, LLC (Exhibit B-95 to Form U5S/A for the year ended December 31, 2001)

B-29*	Amended and Restated Limited Liability Company Agreement of Strategic Energy, LLC (Exhibit B-96 to Form U5S/A for the year ended December 31, 2001)

B-30	Amendment No. 1 dated April 27, 2001 to the Amended and Restated Limited Liability Company Agreement of Strategic Energy, L.L.C.

B-31*	Amendment No. 2 dated March 25, 2003 to the Amended and Restated Limited Liability Company Agreement of Strategic Energy, LLC (Exhibit B-57 to Form U5S for the year ended December 31, 2002)

Exhibit Designation	Description of Exhibit

B-32*	Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Gas Inc. (Exhibit B-97 to Form U5S/A for the year ended December 31, 2001)

B-33	Amended and Restated Bylaws of KLT Gas Inc. dated October 31, 2003

B-34*	Certificate of Formation dated December 19, 1995 of Apache Canyon Gas, LLC (Exhibit B-99 to Form U5S/A for the year ended December 31, 2001)

B-35	Second Amended and Restated Operating Agreement dated October 31, 2003 of Apache Canyon Gas, LLC

B-36*	Articles of Incorporation, with amendments, of Far Gas Acquisition Corporation (Exhibit B-101 to Form U5S/A for the year ended December 31, 2001)

B-37	Amended and Restated Bylaws of Far Gas Acquisition Corporation dated February 23, 2004

B-38*	Certificate of Formation dated May 31, 2001 of Forest City, LLC (Exhibit B-103 to Form U5S/A for the year ended December 31, 2001)

B-39*	Limited Liability Company Agreement dated May 31, 2001 of Forest City, LLC (Exhibit B-104 to Form U5S/A for the year ended December 31, 2001)

B-40*	Certificate of Formation of Forest City Gathering, LLC (Exhibit B-105 to Form U5S/A for the year ended December 31, 2001)

B-41*	Limited Liability Company Agreement dated August 3, 2001 of Forest City Gathering, LLC (Exhibit B-106 to Form U5S/A for the year ended December 31, 2001)

B-42*	Articles of Incorporation for a Close Corporation dated May 20, 1999 of KLT Gas Operating Company (Exhibit B-107 to Form U5S/A for the year ended December 31, 2001)

B-43	Amended and Restated Bylaws of KLT Gas Operating Company dated October 31, 2003

B-44*	Certificate of Limited Liability Company of Patrick KLT Gas, LLC (Exhibit B-109 to Form U5S/A for the year ended December 31, 2001)

B-45*	Members Agreement/Operating Agreement of Patrick KLT Gas, LLC (Exhibit B-110 to Form U5S/A for the year ended December 31, 2001)

B-46*	Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Telecom Inc. (Exhibit B-111 to Form U5S/A for the year ended December 31, 2001)

B-47	Amended and Restated Bylaws of KLT Telecom Inc. dated October 31, 2003

B-48*	Certificate of Incorporation, with amendments, of Advanced Measurement Solutions, Inc. (Exhibit B-113 to Form U5S/A for the year ended December 31, 2001)

B-49*	Bylaws dated June 5, 1997 of Digital Systems Engineering, Inc. (now known as Advanced Measurement Solutions, Inc.) (Exhibit B-114 to Form U5S/A for the year ended December 31, 2001)

Exhibit Designation	Description of Exhibit

B-50*	Certificate of Organization Limited Liability Company dated May 12, 1998 of Copier Solutions, LLC (Exhibit B-115 to Form U5S/A for the year ended December 31, 2001)

B-51*	Operating Agreement dated June 2, 1998 of Copier Solutions, LLC (Exhibit B-116 to Form U5S/A for the year ended December 31, 2001)

B-52*	Certificate of Formation, with amendments, of Municipal Solutions, Inc. (Exhibit B-118 to Form U5S/A for the year ended December 31, 2001)

B-53*	Limited Liability Company Agreement dated January 9, 1997 of Municipal Solutions, LLC (Exhibit B-119 to Form U5S/A for the year ended December 31, 2001)

B-54*	Certificate of Formation, with amendments, of Telemetry Solutions, LLC (Exhibit B-120 to Form U5S/A for the year ended December 31, 2001)

B-55*	Limited Liability Company Agreement dated January 9, 1997 of Telemetry Solutions, LLC (Exhibit B-121 to Form U5S/A for the year ended December 31, 2001)

B-56	Articles of Incorporation of Great Plains Energy Services Incorporated dated April 1, 2003

B-57	Amended and Restated By-Laws of Great Plains Energy Services Incorporated dated October 14, 2003

B-58	Certificate of Trust of KCPL Financing I dated as of December 10, 1996

B-59	Certificate of Trust of KCPL Financing II dated as of December 10, 1996

B-60	Certificate of Trust of KCPL Financing III dated as of December 10, 1996

B-61*	Great Plains Energy Incorporated Long-Term Incentive Plan (Exhibit 10.1.a to Form 10-K for the year ended December 31, 2002, File No. 0-33207)

B-62*	Resolution of Board of Directors Establishing 3.80% Cumulative Preferred Stock (Great Plains Energy Incorporated) (Exhibit 2-R to Registration Statement, Registration No. 2-40239)

B-63*	Resolution of Board of Directors Establishing 4.50% Cumulative Preferred Stock (Great Plains Energy Incorporated) (Exhibit 2-T to Registration Statement, Registration No. 2-40239)

B-64*	Resolution of Board of Directors Establishing 4.20% Cumulative Preferred Stock (Great Plains Energy Incorporated) (Exhibit 2-U to Registration Statement, Registration No. 2-40239)

B-65*	Resolution of Board of Directors Establishing 4.35% Cumulative Preferred Stock (Great Plains Energy Incorporated) (Exhibit 2-V to Registration Statement, Registration No. 2-40239)

C-1*

General Mortgage and Deed of Trust dated as of December 1, 1986, between Kansas City Power & Light Company and UMB Bank, n.a. (formerly United Missouri Bank of Kansas City, N.A.), Trustee (Exhibit 4-bb to Form 10-K for the year ended December 31, 1986, File No. 001-00707)

Exhibit Designation	Description of Exhibit

C-2*	Fourth Supplemental Indenture dated as of February 15, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-y to Form 10-K for year ended December 31, 1991, File No. 001-00707)

C-3*	Fifth Supplemental Indenture dated as of September 15, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-a to Form 10-Q for the quarter ended September 30, 1992, File No. 001-00707)

C-4*	Sixth Supplemental Indenture dated as of November 1, 1992, to Indenture dated as of December 1, 1986 (Exhibit 4-z to Registration Statement, Registration No. 33-54196)

C-5*	Seventh Supplemental Indenture dated as of October 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4-a to Form 10-Q for the quarter ended September 30, 1993, File No. 001-00707)

C-6*	Eighth Supplemental Indenture dated as of December 1, 1993, to Indenture dated as of December 1, 1986 (Exhibit 4 to Registration Statement, Registration No. 33-51799)

C-7*	Ninth Supplemental Indenture dated as of February 1, 1994, to Indenture dated as of December 1, 1986 (Exhibit 4-h to Form 10-K for year ended December 31, 1993, File No. 001-00707)

C-8*

Indenture for Medium-Term Note Program dated as of February 15, 1992, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-bb to Registration Statement, Registration No. 33-45736)

C-9*

Indenture for Medium-Term Note Program dated as of November 15, 1992, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-aa to Registration Statement, Registration No. 33-54196)

C-10*	Amended and Restated Declaration of Trust of Kansas City Power & Light Company Financing I dated April 15, 1997 (Exhibit 4-a to Form 10-Q for quarter ended March 31, 1997, File No. 001-00707)

C-11*	Indenture dated as of April 1, 1997 between the Company and The First National Bank of Chicago, Trustee (Exhibit 4-b to Form 10-Q for quarter ended March 31, 1997, File No. 001-00707)

C-12*

First Supplemental Indenture dated as of April 1, 1997 to the Indenture dated as of April 1, 1997 between the Company and The First National Bank of Chicago, Trustee (Exhibit 4-c to Form 10-Q for quarter ended March 31, 1997, File No. 001-00707)

C-13*	Preferred Securities Guarantee Agreement dated April 15, 1997 (Exhibit 4-d to Form 10-Q for the period ended March 31, 1997)

C-14*

Indenture for $150 million aggregate principal amount of 6.50% Senior Notes due November 15, 2011 and $250 million aggregate principal amount of 7.125% Senior Notes due December 15, 2005 dated as of December 1, 2000, between Kansas City Power & Light Company and The Bank of New York (Exhibit 4-a to Report on Form 8-K dated December 18, 2000)

Exhibit Designation	Description of Exhibit

C-15*

Indenture for $225 million aggregate principal amount of 6.00% Senior Notes due 2007, Series B, dated March 1, 2002 between The Bank of New York and Kansas City Power & Light Company (Exhibit 4.1.b to Form 10-Q for the period ended March 31, 2002)

C-16*

Amended and Restated Lease dated as of October 12, 2001 between Kansas City Power & Light Company and Wells Fargo Bank Northwest, National Association (Exhibit 10.2.d to Form 10-K for year ended December 31, 2001, File No. 001-00707)

C-17*

Promissory Note dated December 21, 1995, due May 15, 2005, issued by KLT Investments Inc. to the order of NDH Capital Contribution in the face amount of $2,010,031 (Exhibit C-20 to Form U5S for the year ended December 31, 2002)

C-18*

Promissory Note dated May 1, 1996, due May 15, 2005, issued by KLT Investments Inc. to the order of NDH Capital Contribution in the face amount of $906,864 (Exhibit C-21 to Form U5S for the year ended December 31, 2002)

C-19*

Promissory Note dated October 1, 1996, due May 15, 2005, issued by KLT Investments Inc. to the order of NDH Capital Contribution in the face amount of $1,361,428 (Exhibit C-22 to Form U5S for the year ended December 31, 2002)

C-20*

Promissory Note dated March 31, 1999, due October 1, 2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $2,090,419 (Exhibit C-27 to Form U5S/A for the year ended December 31, 2001)

C-21*

Promissory Note dated March 21, 1997, due May 15, 2005, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $3,563,614 (Exhibit C-32 to Form U5S/A for the year ended December 31, 2001)

C-22*

Promissory Note dated March 21, 1997, due May 15, 2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $6,712,389 (Exhibit C-33 to Form U5S/A for the year ended December 31, 2001)

C-23*

Promissory Note dated January 29, 1998, due May 15, 2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $8,613,347 (Exhibit C-34 to Form U5S/A for the year ended December 31, 2001)

C-24*

Promissory Note dated March 30, 1999, due October 1, 2008, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $5,547,350 (Exhibit C-35 to Form U5S/A for the year ended December 31, 2001)

C-25*

Promissory Note dated January 29, 1998, due May 15, 2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $1,540,161 (Exhibit C-33 to Form U5S for the year ended December 31, 2002)

C-26*

Amendment Agreement entered into among KLT Investments Inc., Kansas City Power & Light Company, Great Plains Energy Incorporated and John Hancock Life Insurance Company relating to certain promissory notes issued by KLT Investments Inc., including the promissory notes included in Exhibits C-21 through C-31, and C-33 through C-35 (Exhibit C-36 to Form U5S/A for the year ended December 31, 2001)

Exhibit Designation	Description of Exhibit

C-27*

Amendment Agreement entered into among KLT Investments Inc., Kansas City Power & Light Company, Great Plains Energy Incorporated and Community Reinvestment Fund, Inc., made as of October 1, 2001, relating to the promissory note included in Exhibit C-32 (Exhibit C-37 to Form U5S/A for the year ended December 31, 2001)

C-28*

Lease Agreement dated October 1, 1984, between Kansas Gas and Electric Company and Kansas City Power & Light Company, with letter agreement dated April 9, 1991 between Kansas Gas and Electric Company and Kansas City Power & Light Company (Exhibit C-40 to Form U5S/A for the year ended December 31, 2001)

C-29*

Facilities Use Agreement by and between St. Joseph Light & Power Company and Kansas City Power & Light Company for Access by Kansas City Power & Light Company to the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-41 to Form U5S/A for the year ended December 31, 2001)

C-30*

Construction and Financing Agreement by and between Associated Electric Cooperative, Inc. and Kansas City Power & Light Company for the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990 (Exhibit C-42 to Form U5S/A for the year ended December 31, 2001)

C-31*	Equipment Sublease Agreement among City of Burlington, Kansas and Kansas City Power & Light Company dated as of December 1, 1993 (Exhibit C-48 to Form U5S for the year ended December 31, 2002)

C-32*	Equipment Sublease Agreement among City of LaCygne, Kansas and Kansas City Power & Light Company dated as of February 1, 1994 (Exhibit C-49 to Form U5S for the year ended December 31, 2002)

C-33*	Equipment Sublease Agreement among City of Burlington, Kansas and Kansas City Power & Light Company dated as of August 1, 1998 (Exhibit C-50 to Form U5S for the year ended December 31, 2002)

D-1*	Tax Allocation Agreement among Great Plains Energy Incorporated and subsidiaries, dated as of October 1, 2001 (Exhibit D-1 to Form U5S/A for the year ended December 31, 2001)

D-2*	Amendment to Tax Allocation Agreement among Great Plains Energy Incorporated and subsidiaries, effective as of October 1, 2001 (Exhibit D-2 to Form U5S/A for the year ended December 31, 2001)

D-3*

State Tax Return Addendum to Tax Allocation Agreement among Great Plains Energy Incorporated and Subsidiaries, effective as of October 1, 2001 (Exhibit D-3 to Form U5S for the year ended December 31, 2002)

E-1*	KCP&L Employee Electrical Appliance and Computer Sales Program (Exhibit E-1 to Form U5S/A for the year ended December 31, 2001)

E-2	KCP&L Residential Heating and Cooling Systems Program

E-3	Electric Kansas Supplemental 2003 Annual Report to the State of Kansas State Corporation Commission for the year ending December 31, 2003 of Kansas City Power & Light Company (filed on Form SE)

Exhibit Designation	Description of Exhibit

E-4	Electric Utility Annual Report of Wolf Creek Nuclear Operating Corporation to the State of Kansas State Corporation Commission for the year ending December 31, 2003 (filed on Form SE)

F-1

Consent of the independent accountants as to the incorporation by reference of their reports on the consolidated financial statements and the footnotes of Great Plains Energy Incorporated and Subsidiaries, and Kansas City Power & Light Company and Subsidiaries, for the year ended December 31, 2003.

F-2	Consolidating Financial Statements of Great Plains Energy Incorporated for the year ended December 31, 2003. (Filed pursuant to Rule 104(b)).

F-3	Consolidating Financial Statements of Home Service Solutions Inc. for the year ended December 31, 2003. (Filed pursuant to Rule 104(b)).

F-4	Consolidating Financial Statements of KLT Inc. for the year ended December 31, 2003. (Filed pursuant to Rule 104(b)).

F-5	Consolidating Financial Statements of KLT Energy Services Inc. for the year ended December 31, 2003. (Filed pursuant to Rule 104(b)).

F-6	Consolidating Financial Statements of KLT Gas Inc. for the year ended December 31, 2003. (Filed pursuant to Rule 104(b)).

F-7	Financial Statements of Kansas City Power & Light Receivables Company for the year ended December 31, 2003. (Filed pursuant to Rule 104(b)).

F-8	Statement of Owners' Assets and Statement of Expenses of Wolf Creek Nuclear Operating Corporation for the year ended December 31, 2003.

F-9	Classified plant accounts and related depreciation and amortization reserve schedules included in the FERC Form No.1 of Kansas City Power & Light Company.

F-10	Classified plant accounts and related depreciation and amortization reserve schedules included in the FERC Form No.1 of Wolf Creek Nuclear Operating Corporation.

F-11	Chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2003.

SIGNATURE

Great Plains Energy Incorporated, a registered holding company, has duly caused this annual report for the year ended December 31, 2003, to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Great Plains Energy Incorporated

/s/Andrea F. Bielsker
Andrea F. Bielsker
Senior Vice President - Finance, Chief Financial
Officer and Treasurer

April 29, 2004